SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2007
Commission File No. 000-49751
CATALYST PAPER CORPORATION
(Translation of registrant’s name into English)
16TH Floor, 250 Howe Street
Vancouver
British Columbia, Canada V6C 3R8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐    No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

	By:	/s/ Valerie Seager

	Name:	Valerie Seager
	Title:	Corporate Secretary

Date: May 9, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2006 Sustainability Report[1]

[1]	Incorporated by reference into Catalyst Paper Corporation’s Registration Statement on Form S-8 (No. 333-140704)

2006
SUSTAINABILITY
REPORT

FRESH THINKING ON PAPER

Catalyst

PAPER
Pulp
COMPLIANCE REGULATIONS
RE-CYCLED NEWS
FOCUS ON RESULTS
TEAMWORK
LIGHTER FOOTPRINT
OPERATIONAL EXCELLENCE
GHG EMISSIONS
SAFETY
PAPER

Catalyst

Catalyst Paper Corporation is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.
1 Our progress 3 Message to our stakeholders 5 Business fundamentals 7 Social performance 17 Economic performance 23 Environmental performance 41 Social performance data 43 Economic performance data 44 Environmental performance data 51 UN Global Compact/GRI indicators index 52 Glossary

2006 Sustainability Report     1
Our progress
ANNUAL
SUMMARY
Key performance statistics

Social	06	05	04
Lost-time injury frequency [1]	1.39	1.21	1.15
Medical incident rate [2]	3.62	3.03	3.43
Employee population	3,496	3,781	3,806
Payroll and benefits ($ million)	307	325	313
Charitable donations ($ thousand)	320	345	313

Economic ($ million)	06	05	04
Total taxes paid	53.5	55.5	55.8
R&D spending	2.74	2.59	2.55
Total sales	1,882.5	1,823.9	1,878.2
Net earnings (loss)	(15.9)	(25.6)	(28.6)

Environmental*	06	05	04
Greenhouse gas emissions [3]	415,288	398,521	494,124
TRS emissions [4]	134	136	130
Particulate emissions [4,5]	1,193	1,109	1,300
BOD [4]	1,828	3,038	2,768
TSS [4]	3,716	4,237	4,442
Water use [6]	177,989,675	186,434,240	197,664,538
Fuel energy use [7]	46,288,628	44,812,371	45,321,347
Electricity use [8]	5,491,260	5,445,368	5,150,990
Solid waste disposal [6]	166,249	164,517	165,578

1	Number of lost-time injuries per 200,000 hours worked

2	Number of medical incidents per 200,000 hours worked

3	Tonnes CO2e per year

4	Tonnes per year

5	Based on actual test results; NPRI data may be different because it includes other sources and utilizes emissions factors

6	Cubic metres per year

7	Gigajoules – includes fossil fuels and biomass

8	Megawatt-hours – purchased and self-generated

*	2004-2005 figures updated to reflect accounting adjustments

A complete glossary of terms and definitions is found on page 52
This Report contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions and factors management believes are appropriate in the circumstances Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. No forward-looking statement is a guarantee of future results. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including technological and regulatory changes, cost constraints, the Company’s ability to successfully obtain operational and environmental performance improvements and other factors beyond the Company’s control. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2 Catalyst Paper Corporation

MAKING A LIGHTER IMPACT

About this report Unless otherwise stated, the information contained in this report covers the period January 1, 2006 to December 31, 2006, and pertains to Catalyst Paper's operations in British Columbia, Canada and to sales worldwide.

The content and format of this report reflects the company's history of performance improvement, which extends to the candour and content of our sustainability reporting. As global standards for social reporting are still being developed, this report was prepared using a number of guiding influences, including the Global Reporting Initiative (GRI), other emerging reporting standards and stakeholder feedback.

Catalyst self-declares its disclosure reporting, which includes this report, its annual report and website content, to GRI Application Level C.

Company overview
MAKING A DIFFERENCE
Catalyst Paper manages its business prudently by working with stakeholders, continuously improving performance and making the changes necessary to excel.
Our competitive advantages
· Strategically positioned to serve western North America and global markets
• Strong, flexible transportation network moves products cost-effectively by rail, road and ocean to markets in North America, Latin America, Western Europe and Asia
• Expertise in producing high-quality lighter basis weight papers, which require less fibre to produce, and reduce pressroom waste and mailing costs
• Diversified product range weighted toward higher-value specialty papers
• Proven ability to achieve consistent performance improvements – nearly $400 million in the past four years
• Low exposure to volatile cost inputs such as fossil fuels • Stable, affordable sources of electricity • Positive, constructive relationship with labour unions
• All operations registered to ISO 9001 quality standard and ISO 14001 environmental management system standard
Third-party recognition Catalyst’s 2006 operational and reporting performance was recognized by several third-party organizations:
· BC Export Award Catalyst was
recognized as one of British Columbia’s
most successful and innovative exporters
for its global sales, product quality,
customer service, environmental
leadership and economic contribution.
· Ethics in Action Award The company
was recognized for environmental
excellence in the large company category
for its efforts toward sustainability.
· Award of excellence for corporate
reporting The Canadian Institute
of Chartered Accountants recognized
Catalyst as the top forest industry
performer for its annual, accountability,
quarterly and website reporting.
· Top Report on Business CSR ranking
Catalyst earned top position among
Canadian forest products companies in
Report on Business Magazine’s annual
corporate social responsibility rankings.
In 2005 the company ranked second. —
· Improved governance ranking
Catalyst ranked 50th in the Globe
and Mail newspaper’s annual ranking
of governance performance for the
204 companies on the Standard &
Poors/Toronto Stock Exchange composite
index. In 2005 the company ranked 89th.

2006 Sustainability Report     3
Message to our stakeholders
A SHARED
COMMITMENT
Sustainability has long been a consideration for resource-dependent companies. Yet society’s expectations of us as good stewards of natural resources have never been higher or more widely held than today. Sustainability – and climate change in particular – is at the top of public opinion polls across the continent. Green consumerism is driving sustainability more deeply into the business-to-business supply chain served by paper producers.
As a commodity sector, paper and pulp producers are facing an immediate need to create and seize new opportunities to make our record on environmental and social performance visible and value-adding to the commercial equation. At the same time, Catalyst, like others in our supply chain, is obliged to keep developing new and better operating practices that account for the future environmental and social effects of how we do business today.
Taking part in voluntary standard setting and collaborating with those who see the world differently is essential if we are to address today’s inter-related issues in ways that make sense for tomorrow. That is why Catalyst has chosen to participate in the United Nations Global Compact and supports its goals of human rights, labour standards, environmental stewardship and anti-corruption. As a voluntary mechanism, the Global Compact does not limit the company’s legal freedom, but it reinforces that common ground exists for responsible business and a global society.
Let me end by noting that sustainability is a shared commitment at Catalyst and we will continue to stand behind and report all our results – those where we lead and those where there is room to improve.

Richard Garneau
President and Chief Executive Officer March 28, 2007
Joining the United Nations Global Compact
In 2006, Catalyst became a participant in the United Nations Global Compact, the world’s largest voluntary corporate responsibility initiative.
By participating, Catalyst has joined a worldwide network of companies, governments, non-governmental and labour organizations that have agreed to work with the UN to support 10 principles in the areas of human rights, labour, the environment and anti-corruption.
Like Catalyst, the UN Global Compact encourages openness and transparency, and takes the position that responsible corporate citizens can help solve the world’s social and environmental challenges.
Since its launch in 2000, the initiative has grown to include nearly 3,000 participants, including more than 2,500 businesses in 90 countries. When it joined, Catalyst was one of 38 participating companies in Canada.

4     Catalyst Paper Corporation
Message to our stakeholders
OUR REPORT CARD
ON SUSTAINABILITY
As a core value at Catalyst, we measure sustainability by two factors – respectful relationships and performance results. Our approach is holistic – everything matters. At the same time we’re pragmatic – there is no instant solution to inter-related environmental, social and economic issues.
What we strive to do is make well-informed and responsible decisions based on sound science, constructive dialogue and solid operational expertise. The real test of our commitment to sustainability, however, lies in its survival through personnel changes, workplace restructuring, setbacks in safety performance and weak financial results.
In 2006 our sustainability agenda evolved against the unrelenting economic requirement to reduce costs, improve product quality and consolidate operations to be more competitive as a pulp and paper manufacturer. It prompted us to look more closely at how to best leverage our record of sustainability while addressing very real business risks.
On the manufacturing side, we gained energy efficiency, reducing electricity costs and ensuring we met our 70 per cent greenhouse gas reduction target. This, in turn, helps differentiate us as a paper manufacturer in a crowded commodity market. We addressed a growing interest in the pedigree of our products as customers paid closer attention to the environmental impacts of their supply chain. Catalyst measures up well with chain of custody at all mills, Forest Stewardship Council certification of our paper recycling plant, and third-party recognition as a socially responsible company.
Our stakeholder relationships grew stronger too as we engaged in a variety of business development initiatives with First Nations near our mills. Local community advisory forums maintained our “no surprises” dialogue with neighbours on issues ranging from airshed monitoring to watershed reclamation and landfill development.
This is our report card on sustainability and we invite your feedback on our performance and your thoughts on common issues and priorities in the year ahead.
top row (left to right): James E. Armitage, Senior Vice-President, Sales and Marketing; Lyn Brown, Vice-President, Corporate Affairs and Social Responsibility; W.R. (Ron) Buchhorn, Senior Vice-President, Operations; Robert H. Lindstrom, Vice-President, Supply Chain and Information Technology
bottom row (left to right): Ferio Pugliese, Vice-President, Human Resources; Valerie Seager, Vice-President and General Counsel; David Smales, Acting Vice-President, Finance and Chief Financial Officer

2006 Sustainability Report     5
Business fundamentals
A STRONG
FOUNDATION
Catalyst has built a foundation for sustainable business performance on good governance, solid guiding principles and a commitment to building enduring relationships.
Corporate governance
Catalyst’s commitment to sound corporate governance assures shareholders and the public that the company is run properly, ethically and honourably. Good governance is essential in building and maintaining trust and helps the company achieve its goals in a way that is consistent with its values.
Responsibility for Catalyst’s governance is held by its board of directors, which operates under a publicly disclosed mandate with specific terms of reference. The board continually reviews and improves its governance procedures to keep pace with changes in regulated and voluntary practices.
Catalyst’s Code of Corporate Ethics and Behaviour outlines standards of conduct and is designed to ensure all business is conducted fairly, honestly and in compliance with legal obligations. Last updated in January 2006, the code covers:
•	recording financial transactions

•	bribery

•	giving and receiving gifts

•	political contributions

•	conflict of interest

•	competition laws

•	disclosure to shareholders and regulators
In 2006, all salaried employees were asked to review and certify their acceptance of and compliance with the code.
The company maintains a special telephone number employees may use to confidentially and anonymously report questionable accounting matters. Only members of the board’s audit committee may access these messages, and no action is taken against employees who use this procedure. A 2006 survey of finance and operations employees found high awareness of the accounting matters telephone number, and high comfort with using it if necessary. No complaints were made to the accounting matters line in 2006.
A full description of Catalyst’s governance practices, board mandate, board composition and 2006 performance is available through the company’s management proxy circular (at www.sedar.com) and website at www.catalystpaper.com/aboutus.
Policies and management systems
Catalyst’s work to be a responsible corporate citizen is a natural extension of its values. Many aspects of this work have been formalized in policies.
Among the policies that apply to the company’s sustainability efforts are:
•	Code of Corporate Ethics and Behaviour

•	Health and Safety Policy

•	Employee Relations Philosophy Policy

•	Environment Policy

•	Statement of Principles for Fibre Sourcing
All policies are reviewed and updated annually.
More information about Catalyst’s policies is available on pages 41-42.
Working with stakeholders
Catalyst defines its stakeholders as those whose actions and interests intersect with the company’s: customers, employees, investors, suppliers, communities, environmental groups and others.
The company builds respectful, mutually rewarding relationships with these groups through communication. This begins with listening to other points of view and incorporating stakeholder input in day-to-day business and long-range plans.

6 Catalyst Paper Corporation

COMMUNITY WELLBEING
COMPLIANCE REGULATIONS
ENVIRONMENTAL STEWARDSHIP
FOCUS ON RESULTS
Total Particulate
TEAMWORK
• Results
• Social Responsibility
• Openness
• Integrity
OPERATIONAL EXCELLENCE
AVERAGE WATER USE
SAFETY
PAPER

FRESH THINKING ON RELATIONSHIPS

2006 Sustainability Report     7
Doing the right thing
SOCIAL
PERFORMANCE
Doing the right thing is just as important as doing things right.
Our actions are guided by our core values.
Year-over-year summary

Social	06	05	Change
Total employees	3,496	3,781	Ú
Total payroll ($ millions)	307	325	Ú
Overall FAIR results	62	62	× ➢
Lost-time injury frequency	1.39	1.21	Ù
Medical incident rate	3.62	3.03	Ù
Charitable donations ($ thousands)	320	345	Ú
Scholarships ($ thousands)	33	33	× ➢
Bbarry Casparie, Crofton divsion
Barry Casparie, Crofton Division

8     Catalyst Paper Corporation
Employees
As engaged, strategic business partners, Catalyst’s employees emphasize teamwork and involvement to tackle challenges and find new ways to improve the company’s performance.
Catalyst provides a safe, challenging and rewarding workplace and stands for values employees can embrace as their own. With an emphasis on teamwork and involvement, employees tackle significant business challenges, including safety, product and service quality and bottom-line performance.
Rewards
Compensation for salaried employees includes a competitive base salary, variable pay based on individual and corporate performance and flexible benefits. Compensation, pensions and benefits for unionized employees are specified in a collective agreement; the most recent covers 2003-2008.
All salaried employees participate in either a defined contribution pension plan (those hired since 1994) or a defined benefit pension plan (those who opted to continue with the defined benefit plan when given the choice in 1994). The company contributes seven per cent of eligible earnings to the defined contribution plan as well as annual funding contributions to the defined benefit plan. The company also offers salaried employees the option of participating in a self-directed group RRSP plan.
The company also offers career, succession and retirement planning resources, a computer purchase plan and fitness subsidies. Employees and dependents have access at no cost to an employee and family assistance plan for help with personal matters.
Growth
Catalyst encourages employees to pursue learning opportunities for personal and professional growth. For those interested in supervision or management, the company has developed internal leadership training. With approval, employees take courses at local institutions and are reimbursed under the company’s educational assistance policy.
Working with unions
About three-quarters of Catalyst’s employees belong to the Communications, Energy and Paperworkers, the Pulp, Paper and Woodworkers of Canada and the Canadian Office and Professional Employees unions.
Catalyst has developed productive partnerships with these unions through honest, frequent communication. Union leaders attend the company’s regular business reviews and at quarterly President’s Council meetings, company executives and senior mill managers meet with local and national union representatives to discuss relevant issues.
Minimum notice periods for technological change, job elimination and permanent mill closures are specified in collective agreements with unions.
In my opinion ... The company is at last demonstrating commitment to the environment and greater regard for the community around it; I can feel an increasing level of trust within the community. The measure of success must be the community trusting the company, not just some of the individuals employed by it, and I am cautiously optimistic that the company will continue to earn and prove worthy of that trust. Sherman Power, TMP operator, Crofton Division
Courtesy Greg Gordon
In my opinion ...
The company is at last demonstrating commitment to the environment and greater regard for the community around it; I can feel an increasing level of trust within the community. The measure of success must be the community trusting the company, not just some of the individuals employed by it, and I am cautiously optimistic that the company will continue to earn and prove worthy of that trust.
Sherman Power, TMP operator, Crofton Division

2006 Sustainability Report     9
Workforce development and renewal
Catalyst has taken steps to ensure workers inside and outside the company have the necessary skills to competently assume positions that become available because of retirements and other departures.
Internally, Catalyst provides one of British Columbia’s largest workplace training programs, with 90 apprentices and an annual allowance of $10 million for education and training. The company also supports an operator technical training program to ensure best practices are shared within and between mills.
Externally, Catalyst helped develop North Island College’s millwright education program and Malaspina University-College’s pulp and paper operations certificate program. The company also hires co-op students, has an engineer-in-training program and participates in career fairs and job shadowing with high schools to inform young people about future opportunities in the pulp and paper industry.
Other trade and skills development is done through the BC Institute of Technology, and many Catalyst employees attended the University of British Columbia, which houses a pulp and paper research centre.
Measuring progress with employees
Mark Holford, Crofton Division
Catalyst’s annual Focus, Accountability, Involvement and Response (FAIR) Scorecard survey provides feedback on employees’ understanding of the company, their personal and departmental goals, their responsibilities, how engaged they feel in the business and how both hourly and salaried employees feel about the feedback, coaching and development they receive.
The company uses the results to measure its progress on keeping employees informed and involved and to identify areas where there are opportunities for improvement.
Total employees and payroll

		Total paid
Year	Workforce	(in millions)

2006	3,496	$307
2005	3,781	$325
2004	3,806	$313
2003	3,836	$303
2002	4,141	$301
Overall FAIR results

	06	05	04	03

Focus	67	69	78	71
Accountability	60	60	64	57
Involvement	60	60	60	53
Response	62	61	67	63
Overall	62	62	66	60

10     Catalyst Paper Corporation
There is room for women in the pulp and paper industry
Ruth Perfitt, Powell River Division
Many of Catalyst’s longest-serving employees will retire in the next few years. When they do, we want women to know there is room for them in our company.
Like the rest of the pulp and paper industry, 90 per cent of Catalyst’s employees are men. Yet women are capable of filling any position in our mills – from office roles to operating, maintenance and technical positions.
Catalyst has concentrated on building awareness through mill tours and school displays and letting young women know pulp and paper is not a sunset industry – it’s a career path just as technical, challenging and rewarding as information technology and biotech.
The company continued this outreach effort in 2006 by sponsoring the Women of Resource Communities conference, which brought together women from around British Columbia to share ideas and hear from a panel of prominent women in forestry, oil and gas, mining and other resource sectors.
A peek “inside” for the workers of tomorrow
For students, there is no better way to explore career opportunities in the pulp and paper industry than a first-hand look inside their local mill.
Catalyst’s Powell River mill has worked for many years with the local rotary club and school district to offer job shadowing opportunities. In 2006, the mill hosted more than 150 grade seven students and later 33 high school students who watched employees at work and received hands-on experience.
“Seeing first-hand the delicate balance between worker safety and the pressures of production and the bottom line made our students realize the level of professionalism and dedication necessary to work for Catalyst Paper,” said career education coordinator Jim Palm. “This was an excellent eye-opener to the real world for our students.”
The experience was also valuable for mill employees. “I have been working in the mill for 33 years, and this is the first time that I have been able to pass along my experience and knowledge to the younger generation,” said one employee.

2006 Sustainability Report     11
Safety
Since 2002, Catalyst’s goal has been world-class safety – the virtual elimination of injuries. After several years of improvement, progress faltered in 2006.
Powell River Division, which was recognized in 2005 as the safest mill in Canada in its category, saw medical incidents double and lost-time injuries quadruple in 2006. Port Alberni doubled both medical incidents and lost-time injuries.
Other locations, however, performed well in 2006:
•	Crofton Division cut the number of lost-time injuries in half and the number of medical incidents by one-third.
•	The Paper Recycling Division maintained a perfect safety record for 1,000 days. A minor medical incident in late 2006 interrupted this record, but the division’s lost-time injury record continues to grow.
•	The Vancouver head office, which includes a fibre-reload operation, recorded only one medical incident after recording two in 2005.
•	Elk Falls recorded two fewer lost-time injuries and one less medical incident.
The company has suffered no fatalities in the last five years.
In 2007, the company will sharpen its focus on improving its safety record. Elements of the continued safety effort include regular safety talks with crews, joint union-management health and safety committees, return-to-work programs for injured workers and an emphasis on wellness.
Core safety values and beliefs
•	All injuries can be prevented

•	Safety is a line responsibility

•	Safety has overriding priority

•	Safety is built-in to every job

•	Involvement in safety is essential

•	Success in safety is contagious
LTI — Total number of lost-time injuries (requiring employees to miss work)
MI — Total number of medical incidents (requiring medical attention)
LTI frequency — Lost-time injury frequency (number of lost-time injuries per 200,000 hours worked)
MIR — Medical incident rate (number of medical incidents per 200,000 hours worked)

12     Catalyst Paper Corporation
Communities
As part of its commitment to being a good neighbour, Catalyst listens to local concerns, invests in the community, supports local charities and offers employment.
Adapting to the changing character of our communities
As British Columbia’s largest pulp and paper company, Catalyst is a major employer and economic contributor. But former “mill towns” have grown and diversified, and today the company and its employees are just one voice among many.
Communities have attracted businesses, new residents and retirees from big cities – even other countries – who bring different values and beliefs about the role and importance of development and heavy industry.
Catalyst has also changed in response to market pressures and technological advances, shutting down some assets, demolishing old buildings, permanently reducing production capacity and employing fewer workers.
These new realities challenge both the company and communities.
Communities can no longer rely on the local mill to subsidize the cost of services to residents. Some recognize this and have begun to reduce their local mill’s tax burden. Yet as a whole, Catalyst still pays more than its fair share of taxes – up to twice as much per tonne of product than the North American average.
For Catalyst, the changing nature of communities means working more closely with residents to understand and respond to their concerns about the industrial activity in their backyard. The company has begun to build these bonds through its community advisory forums, participation in other local and regional bodies and forming closer relationships with the First Nations near its mills.
Employee involvement supports communities
Audie Williams, Crofton Division
As important as corporate donations are to communities, Catalyst’s employees make a bigger difference through voluntary contributions and involvement.
Crofton employee Audie Williams is a good example. For six years, Audie has organized and run the Davey Derby. The annual fishing contest is held in memory of Audie’s friend and co-worker, Dave Nicholson, who passed away in October 2000 after a courageous fight against cancer.
The event began as a way to support Dave’s surviving family, but since then it has grown much larger. Today the derby is supported by dozens of sponsors and Audie has a committee that helps him decide how the funds raised — nearly $40,000 since the derby was launched — will be distributed. In recent years, proceeds have gone to cancer fundraisers, local food banks, salmon enhancement projects, families in need and friends and co-workers at the Crofton mill who have fallen on hard times.

2006 Sustainability Report      13
Working with our communities
Catalyst’s community advisory forums (CAFs) provide an important connection to mill communities.
The forums meet regularly to discuss issues related to company operations, raise community concerns and offer input the company considers carefully. Participants include homeowners, businesses, environmental groups, employees, First Nations, health care workers and local governments.
More information about the CAFs and their work is available at www.catalystpaper.com/communities.
Community investment
Paying more than $31 million in property taxes and $307 million in payroll annually, Catalyst plays a key role in supporting the social infrastructure of its operating communities. Mill operations and local buying support thousands of additional jobs and ensure communities remain vital.
Despite poor industry conditions, Catalyst also makes charitable donations, focusing on literacy and education, safety and wellness, environment, youth sport development and community events.
In 2006, Catalyst formalized its corporate donations policy, which outlines its approach to community giving, funding guidelines and application procedures. The policy is available at www.catalystpaper.com/socialresponsibility.
Charitable giving
Catalyst supports many charities, including the CanWest Raise-a-Reader campaign for children’s literacy and the United Way, which funds hundreds of needs and ensures donations stay close to home. Corporate donations and employee campaigns have raised $2 million for United Way over the past five years, including a record $330,000 from employees in 2006.
Individual mills support other local charities and from time to time donate surplus equipment.
Scholarships and education
Each year, the company offers $30,000 in scholarships to local students going on to university or college and $3,000 in scholarships to students attending the BC Institute of Technology. Since 1996, Catalyst’s salespeople have raised US$144,000 in scholarship funds for graphic design students at California Polytechnic University through an annual customer golf tournament in memory of late salesman Doc Stapleton.
For schools, Catalyst has put $120,000 toward a $150,000 pledge to the Malaspina University-College library and offers three-year, $60,000 grants for research and development at the University of British Columbia’s Pulp and Paper Centre.
* Donations to Canadian and US charities as reported for tax purposes
**Employee plus corporate donations

14     Catalyst Paper Corporation
First Nations
By creating enduring partnerships with neighbouring First Nations, Catalyst helps address unique community needs and opens the door to mutual social, economic and environmental opportunities.
Cultural recognition
In recent years, Catalyst has formed stronger relationships with the First Nations communities near its mills —relationships based on regard for each others’ culture, history, values, interests, perspectives and aspirations. Recognizing that each is unique, the company has not set a timetable for establishing these relationships, preferring to proceed at a pace suitable to each band.
In Powell River, Catalyst remains committed to a 2004 co-operation protocol signed with the local Tla’Amin (Sliammon) First Nation. The protocol recognizes Tla’Amin rights and interests and provides greater certainty for Catalyst’s business goals.
The company supported aboriginal culture and traditions in 2006 by donating to the Powell River public library’s Celebration of First Nation Literature series, which provides a showcase and forum celebrating the diversity and talents of some of the best emerging, established and renowned aboriginal writers.
More broadly, Catalyst supported the Industry Council for Aboriginal Business’ On Common Ground forum, National Aboriginal Day and the Assembly of First Nations annual general assembly. The company also makes aboriginal students aware of summer and co-op employment opportunities at all divisions.
Developing business opportunities
Economic diversification is a key priority for many of British Columbia’s aboriginal communities. As a community partner and member of the Industry Council for Aboriginal Business, Catalyst seeks opportunities to support aboriginal business initiatives. Some developments in 2006:
•	Catalyst, the Tla’Amin (Sliammon) First Nation and the City of Powell River established the PRSC Land Developments limited partnership to help secure the region’s economic future and strengthen community bonds. Catalyst sold 325 hectares (805 acres) of land not required for local mill operations to the limited partnership, which intends to subdivide and sell parts of the property and redevelop other parcels. Preliminary plans envision a marine business park, a light industrial park, a residential subdivision and a community green space.
•	Vancouver Island’s Tseshaht First Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council, bought 120 hectares (297 acres) of surplus company property in Port Alberni. The Tseshaht will use the land, located next to the Tseshaht reserve on the Somass River delta, to help address community and business development opportunities.
•	Crofton Division signed a memorandum of understanding with the Halalt Band to supply oil and gas for the mill. The parties will continue to explore the initiative in 2007.
In my opinion ...
“Our initial concern is the high incidence of cancer in our community and on Quadra Island in general. We established a joint environmental committee with Catalyst in order to discuss our concerns and address other environmental issues. We want a full health study to be completed either by Catalyst or the governments. Catalyst has installed an air quality monitoring station in our community at Cape Mudge and is in the process of hiring an Environmental Specialist that will serve as a liaison between Catalyst and the Band. We are encouraged with our relationship with Catalyst and look forward to working together in order to achieve some positive results.”
Ralph Dick, Chief Councilor, We Wai Kai Nation

2006 Sustainability Report     15
Partners in the environment
Catalyst shares a concern for the environment and works with First Nations on issues that affect local water and air quality.
In Campbell River, Catalyst has taken steps to build a closer relationship since learning of concerns the Cape Mudge Band (part of the We Wai Kai First Nation) had about the Elk Falls mill’s environmental performance.
The company formed a joint environment committee with the We Wai Kai in 2006 to help integrate their interests with the mill’s continuous environmental improvement processes, provide recommendations on environmental issues and explore mutual business opportunities.
The mill intends to hire a new environmental specialist from the We Wai Kai community. While contributing as a mill employee, the environmental specialist will also work to enhance Catalyst’s relationships with aboriginal communities and increase sensitivity to environmental issues.
Catalyst also works with aboriginal communities to safeguard local water resources. In Port Alberni, the company is working with the Hupacasath and Tseshaht First Nations to protect the Somass River estuary, while in Crofton, the company is working with the Cowichan Tribes and other stakeholders on a water management plan for the Cowichan River and Cowichan Lake.
Returning totem poles to the Squamish
Moving the totem poles are (l-r): Jim Fries of Powell River Division and David Louie and Grace Adams of the Tla’Amin (Sliammon) First Nation.
Two totem poles that overlooked the Catalyst mill in Powell River for many years have been returned to the aboriginal community that created them.
In late 2006, Catalyst employees noticed the totem poles were showing wear and needed attention. The company consulted the Sliammon First Nation about refurbishing the poles, but discovered they hadn’t been carved by the Sliammon. Instead, the poles were carved in the early 1940s by Chief Joe Mathias, a Squamish First Nation chief, and were purchased by the Powell River Company — a Catalyst predecessor — around 1950.
Knowing totem poles have great cultural and historical importance to First Nations — particularly to the people who carve them — the company decided it would be best to return them to the Squamish First Nation, and to ask the Sliammon to carve a new pole.
The poles were returned in the fall, and the Squamish First Nation plans to refurbish and install them near a recreation centre named after Joe Mathias, grandson of Chief Joe Mathias.

16 Catalyst Paper Corporation

FRESH THINKING ON CONTRIBUTING

2006 Sustainability Report 17
A strong contributor
ECONOMIC
PERFORMANCE
Economic stability contributes as much to sustainability as environmental and social performance, allowing continued employment, sustaining communities and offering customers long-term certainty of supply.

Year-over-year summary
Economic	06	05	Change

Total production (thousands of tonnes)	2,311.7	2,239.7	Ù
Customer complaints	1,194	1,255	Ú
Research and development ($ millions)	2.74	2.59	Ù
Overall customer evaluation (relative to industry average):
Coated paper	Above	Below	Ù
Uncoated paper	Above	Above	× ➢
Directory paper	Above	Above	× ➢
Newsprint	Below	Below	× ➢
Property taxes ($ millions)	31.5	31.6	Ú
Other taxes ($ millions)	22.0	23.9	Ú

Richard Prokopchuk, Paper Recycling Division

18 Catalyst Paper Corporation
Customers
Aiming to be the preferred supplier for its customers, Catalyst provides quality products and service, builds strong relationships and responds promptly when there are problems.
Offering customers “The Catalyst Advantage”
Beyond selling quality paper and pulp products, Catalyst works toward its preferred supplier goal by offering customers a complete package of products, principles and performance:
•	Products Catalyst’s high-quality products meet and anticipate the needs of retailers, publishers, commercial printers and paper manufacturers in North America, Latin America, the Pacific Rim and Europe. Catalyst is committed to innovation and invests to increase machine efficiency, reduce customer costs, incorporate new technology and offer superior strength, press performance and runnability.
•	Principles Catalyst’s commitment to sustainability goes beyond environmental compliance. Elements of this commitment include operating the largest paper recycling facility in Western Canada, an independently verified certified chain-of-custody system, industry-leading greenhouse gas emission reductions and strategic partnerships with groups like World Wildlife Fund Canada.
•	Performance With a fleet of 1,000 railcars and access to road, rail, container and break-bulk transportation, Catalyst delivers orders in-full and damage-free within a two-hour window more than 97 per cent of the time. Once customers have received their orders, the company offers industry-best technical service and support.
Measuring customer satisfaction
To ensure it meets customer expectations, Catalyst takes part in a number of customer and third-party evaluations, including an annual industry survey conducted by Miami-based MG Taylor Corporation. MGT conducts independent surveys of a number of industries and is considered an unbiased assessor of customer attitudes and perceptions.
The annual survey shows Catalyst where it ranks compared to its peers for product quality, delivery, pricing, technical service, sales, customer service, commitment, support for environmental requirements, product range and product availability. The company uses the results to focus its efforts and make necessary improvements.
Overall results in 2006 showed that Catalyst ranked above the industry average with coated, uncoated and directory customers and below average with newsprint customers.
In my opinion...
Not only does Catalyst supply good quality and outstanding service, their positive efforts towards improving the environment are very important to us. They truly make us feel as if they want to work with us; that is why we have chosen Catalyst as our key supplier for the West Coast edition of Us Weekly and our National edition of Rolling Stone.
Pat Bryan, Wenner Media, Director of Manufacturing

2006 Sustainability Report 19
Customer awards in 2006
•	Telephone directory publisher AT&T Yellow Pages – Catalyst’s third-largest customer – gave the company its gold award for performance in its Supplier Quality Alliance program.
•	Catalyst was chosen paper supplier of the year by Wal-Mart, the world’s largest retailer.

•	Commercial printer Vertis recognized Catalyst with its supplier of the year award in the value-added grade category.
•	Carvajal’s Cargraphics division, one of the largest printing concerns in Latin America, named Catalyst supplier of the year for directory paper for the third consecutive year.
•	Gold Quality Award from Dow Jones and Company, owner of the Wall Street Journal newspaper.
Research and development
Staying competitive in today’s pulp and paper industry means finding new ways to work smarter, faster and more efficiently. It also means developing innovative new products, using resources more efficiently, reducing costs, boosting efficiency and improving product quality and performance.
While much of this work is done internally, Catalyst also conducts joint research and development with major suppliers and is a member of the Pulp and Paper Research Institute of Canada, which is now known as FPInnovations following a merger with two other research institutes in early 2007.
The company also provides grants to the University of British Columbia’s Pulp and Paper Centre to support its research efforts. This research has helped the company use natural resources more efficiently and optimize its paper-making processes. Catalyst’s grants for research in reducing the energy needed for thermomechanical pulping have attracted additional funding from the federal government, BC’s electrical utility and other industry players.
In 2006, Catalyst was a finalist for the Metafore Innovation Award for developing Electrastar, a lightweight, high-brightness improved newsprint, and Electraprime, an alternative grade introduced in 2004 to provide a competitive substitute for supercalendered papers used for printing retail inserts and flyers.
Metafore also highlighted Catalyst’s expertise in lighter basis-weight paper production, which uses fewer raw materials and less energy. Lighter basis weights offer customers lower postage, transportation, handling and storage costs while meeting pressroom requirements for runnability, brightness and opacity.
Brian Lote, Elk Falls Division

20 Catalyst Paper Corporation
National Starch Thailand
Catalyst’s director, supply management John Lindsay (left) with representatives of National Starch Thailand.
Like our customers, Catalyst believes it is important to work with companies that value sustainability. One such supplier is National Starch and Chemical Thailand, which produces specialty starches Catalyst uses in manufacturing paper.
In recent years, National Starch Thailand has emphasized its sustainability efforts. As part of its Challenge 2005/2010 environmental initiatives, the company has reduced energy use, improved the quality and reduced the quantity of waste water, reduced solid waste disposal and converted to cleaner-burning fuels.
National Starch Thailand has also improved its health and safety performance, and worked with local communities to provide scholarships, medical services, educational support for farmers and sponsorships for youth athletics.
A new tool to help choose paper
Paper buyers have a new tool to help them choose paper with the right environmental characteristics to match their procurement policies.
The Environmental Paper Assessment Tool (EPAT) was developed with customer and paper producer input by Metafore, a non-profit organization that promotes business practices and market-based solutions to forest conservation, protection and restoration.
For buyers, the online system offers standardized information on a broad spectrum of products so they can choose the one that best meets their needs. For paper producers, it offers a way to standardize responses to the growing number of requests for information on environmental performance.
The EPAT was conceived by the Paper Working Group, a collaboration between Metafore and 11 leading companies. The group’s goal is to make environmentally preferable paper products widely available and affordable.
Catalyst helped develop the system and was one of the first companies to submit data to make the system operational.

2006 Sustainability Report 21
Economic contribution
Sustainability lies in finding a balance between environmental, social and economic concerns. Beyond the bottom line, safety, community and environmental interests are also business interests.
Contributing to local and provincial economies
Catalyst is a major contributor to the economies of British Columbia and the communities in which it operates.
This economic contribution extends beyond the company’s mill towns, to fibre, chemical, electricity and other suppliers:
•	Payroll of $307 million

•	Property and other taxes of $53.5 million, which support social infrastructure
•	Nearly $1 billion a year in purchases provides steady cash flow to support utilities, the solid wood sector, transportation and thousands of suppliers both large and small
•	One of the largest customers of the BC forest industry – consuming eight per cent of the total provincial harvest
•	Annual fibre purchases (chips, sawdust, hog fuel and transportation) of $300 million – 70 per cent from coastal forestry operators
•	Energy purchases of some $220 million (electricity plus fossil fuel) make Catalyst the largest single customer of the province’s electric utility
These contributions played a key role in Catalyst earning a BC Export Award in 2006. The company was awarded for its global sales, reputation for stability and commitment to export markets, exceptional product quality, customer service, environmental leadership and contribution to local communities and the province’s economy.
Working with suppliers
Catalyst relies on nearly 4,000 suppliers and spends about $1 billion annually on wood fibre, electricity, oil and natural gas, chemicals, machinery, transportation and other business necessities. Most suppliers are based in Canada and the United States, while others are from Norway, Finland, Thailand and other countries.
The company has a formal supplier policy for energy purchases, principles to guide fibre purchases, a chain of custody system and a set of well-established processes and practices for dealing with all suppliers. All transactions are guided by the company’s Code of Corporate Ethics and Behaviour.
Safety and care for the environment are key concerns. The company expects suppliers to meet its requirements and share its commitment in these areas. While cost, service and quality are important criteria in selecting suppliers, Catalyst also values long-term, stable relationships.
(l-r) Walter Herbin and Mark Haunch, Elk Falls Division
34.8 32.3 31.6 31.5 25.4 23.5 23.9 22.0
Property Other

22 Catalyst Paper Corporation

22 Catalyst Paper Corporation

FOCUS ON RESULTS
TEAMWORK
LIGHTER FOOTPRINT
OPERATIONAL EXCELLENCE
GHG EMISSIONS
AVERAGE WATER USE
ELECTRABRITE
ELECTRACOTE
SILVER LINER

FRESH THINKING ON RESPONSIBILITY

2006 Sustainability Report 23
A softer footprint
ENVIRONMENTAL
PERFORMANCE
By their nature, our operations leave an environmental footprint. We lighten that footprint by conserving, sustaining and making efficient use of resources.

Year-over-year summary
Environmental	06	05	Change

GHG emissions (thousands of tonnes CO2e)	415	399	Ù
Total particulate (tonnes per year)	1,193	1,109	Ù
Total TRS (tonnes per year)	134	136	Ú
Dioxins and furans (grams per year)	52.7	58.7	Ú
Average water use (m3 per tonne)	71	74	Ú
Total BOD (thousands of tonnes per year)	1.8	3.0	Ú
Total TSS (thousands of tonnes per year)	3.7	4.2	Ú
Total AOX (tonnes per year)	184	201	Ú
Total fuel energy use (fossil fuels and biomass) (millions of GJ)	46.3	44.8	Ù
Total electricity use (purchased and self-generated) (millions of MWh)	5.5	5.4	Ù
Solid waste to landfill (thousands of m3 per year)	166.2	164.5	Ù

In my opinion...
We’ve been building our relationship for a long time, and it’s still not as open and transparent as I’d like it to be. However, I’m impressed with the dedication of the environmental managers and workers. We do have a mutually respectful relationship, although we often don’t agree. We’re all in this together – on some things we’re going to disagree and on others we can work together. That kind of healthy tension helps create change and movement. I understand that there are budget and situation constraints, nonetheless, mills are making a profit and we get the pollution, so I’d say it’s not in balance yet.
Delores Broten, Senior Policy Advisor, Reach for Unbleached

24 Catalyst Paper Corporation
The environment has become the top-of-mind concern not only in British Columbia, but across the country and around the world. Against this backdrop of ever-higher expectations, Catalyst continues to improve its environmental performance while manufacturing the products society desires.
Stronger through partnerships
Catalyst’s commitment to continuous environmental improvement is assisted by its willingness to constructively engage both supporters and critics on issues of shared concern:
•	World Wildlife Fund Canada is one of Catalyst’s key environmental partners. The company and WWF have worked together since 2002, most recently by planning a Clean Production Initiative that will set appropriate measures and targets for all mills to help improve environmental performance. The initiative observes the precautionary principle in eliminating or reducing key material inputs and suspect discharges.
•	The company is part of the Coast Forest Conservation Initiative, which brings environmental groups and the forest industry together to resolve forest management issues in BC’s central and north coast.
•	Each mill’s community advisory forum is a key partner. The environment forms an important part of the agenda for each of their regular meetings, with topics ranging from pollution prevention planning, permit issues and landfills to water quality and ambient air quality monitoring.
Catalyst cited for toxic water releases
Corporate Knights magazine ranked Catalyst one of the top 50 companies in Canada for toxic water releases in 2006. The company ranked seventh on the list, and was also named one of the top increasers in toxicity for 2003 to 2005.
The article focused on discharges of phosphorus, which, in large doses, can harm fish populations by decreasing the oxygen content of water through increased aquatic plant growth.
Using the data Catalyst submits annually to Environment Canada’s National Pollutant Release Inventory program, Corporate Knights singled out the company’s Powell River mill for increases between 2003 and 2005. The article said the mill had increased its use of phosphoric acid to control acidity while using precipitated calcium carbonate as a filler to improve paper properties.
While phosphorus discharges are not a major issue in marine environments, Powell River started reducing discharges in late 2005 by educating operators about the toxicity of phosphorus and monitoring the amounts used. By the end of 2006, phosphorus discharges were down 24 per cent compared to 2005 levels.
(l-r) Roy Andrews and Bill Johnson, Powell River Division
Non-compliances
by emissions (total company)
[Graphic Appears Here]
6 1 2 2 5 18 20 9 13 11
Air
Water

2006 Sustainability Report 25
Environmental management systems (ISO 14001)
All Catalyst mills and fibre reloads have environmental management systems (EMS) registered to the ISO 14001 standard.
These systems include a guiding environmental policy, annual facility objectives and targets and a library of legal and other requirements, which help the company set priorities for issues and actions. At the operational level, procedures and policies define management responsibility, employee training and awareness, communications, standard operating procedures, emergency preparedness and document control.
At least two audits are conducted annually and the company records and follows up on issues that arise. Independent auditors re-register each site’s EMS to the ISO 14001 standard annually.
Compliance with regulations
Catalyst consistently improves its environmental performance by complying with regulations, maintaining environmental management systems registered to the ISO 14001 standard, making strategic capital investments and increasing employee awareness.
In late 2006, detailed, independent compliance audits were carried out at all Catalyst production facilities and fibre reloads. The biannual audits confirm a facility’s compliance with Canadian legislation and determine the site’s level of diligence in managing issues and infrastructure. Results in 2006 showed the company is substantially compliant with its permits and legislation. No new material deficiencies were uncovered at any site. The 2006 audit revealed fewer findings than the 2004 and 2002 audits. All findings were incorporated in each mill’s environmental management system in early 2007.
Other reviews ensure infrastructure is adequate for issues such as hazardous chemical releases, seismic integrity, site security and site contamination. Findings are documented and addressed under ISO 14001 to ensure they are managed appropriately.
The company investigates all permit non-compliances (contraventions of mill permits or legislation) and significant events (environmental events or near misses that could affect the mill’s compliance or operations) to ensure they do not recur.
Complete details of Catalyst’s 2006 permit compliance record are available on page 44.
Great Bear Rainforest agreement
In February 2006, Catalyst and other members of the Coast Forest Conservation Initiative (CFCI) joined the provincial government, the environmental community, First Nations and coastal stakeholders to welcome the finalization of land-use plans for the Great Bear Rainforest on BC’s central and north coast.
The land-use plans were 10 years in the making as the four CFCI companies – Catalyst, Canfor, International Forest Products and Western Forest Products – worked with ForestEthics, Greenpeace, Rainforest Action Network and the Sierra Club of Canada (BC chapter). The multi-stakeholder group, along with the provincial government, funded a team to conduct the most comprehensive scientific analysis of these globally significant forests ever undertaken.
The result was a land-use plan that fully protects one-quarter of the area along the province’s north and central mainland coast, and sets aside other areas to allow the resource communities, First Nations and forest companies that depend on the area for their economic wellbeing to sustain their activities.
It also introduced an adaptive approach to forestry and other development called ecosystem-based management. This approach, which will be phased in by 2009, requires more detailed planning and puts responsibility on the industry to be more innovative and flexible in planning and harvesting.
Rainforest Solutions Project members visit Crofton mill
Catalyst’s director, sustainability Graham Kissack (right) took visitors from Forest Ethics, Greenpeace, World Wildlife Fund and the Sierra Club on a mill tour at Crofton Division in late 2006. The environmental groups were part of the Rainforest Solutions Project, which worked with CFCI to achieve the Great Bear Rainforest agreement.

26 Catalyst Paper Corporation
Climate change
Switching to cleaner fuels and continuously improving production efficiency has helped Catalyst reduce greenhouse gas emissions, improve air quality and reduce operating costs.
Leadership on climate-change issues
As the world moves toward a new, low-carbon economy, tomorrow’s corporate leaders will be those who have acted early to cut greenhouse gas emissions. Catalyst is setting the pace:
•	As a member of the World Wildlife Fund’s Climate Savers program, Catalyst continues to meet its 2005 pledge to achieve a 70 per cent reduction in greenhouse gas emissions over 1990 levels by 2010 – equal to eliminating nearly one million tonnes of greenhouse gases annually.
•	Catalyst is a member of The Climate Group, an organization of global leaders who have acted early to reduce greenhouse gas emissions and are developing a voluntary carbon-offset standard to bring consistency to international offsets trading.
•	As part of an electricity conservation initiative, the company reduced purchased power by 100 GWh in 2006. Since that 100 GWh of electricity would have come from out-of-province sources, not using it prevented 100,000 tonnes of greenhouse gases from being generated.
•	Reducing greenhouse gas emissions earned Catalyst recognition in a report released as part of the Conference Board of Canada’s Carbon Disclosure Project – Canada 280 initiative. The Carbon Disclosure Project, supported by 225 institutional investors with $31 trillion in assets under management, surveyed more than 2,000 companies worldwide to assess their reaction to the risks and opportunities linked to climate change. Catalyst was one of 280 participating Canadian companies and one of only 25 identified as leaders in the Conference Board report.
Reducing greenhouse gas emissions
Emissions of greenhouse gases such as carbon dioxide are of particular concern today, as they are believed to contribute to accelerated climate change.
Like all large industrial operators in Canada, Catalyst reports its total greenhouse gas emissions to the federal government annually. The company calculates its footprint by applying standard emission factors to the fuels it uses – one gallon of gasoline burned in a typical passenger car, for example, generates 4.1 pounds of carbon dioxide.

*	2002-2005 figures updated to reflect accounting adjustments
GHG emissions intensity*
[Graphic Appears Here]
574 230
222 190
159 165
GHG emissions absolute*
[Graphic Appears Here]
1,383 558
572 494
399 415

2006 Sustainability Report 27
By the end of 2006, Catalyst had reduced its annual greenhouse gas emissions by 70 per cent compared to the 1990 Kyoto Protocol baseline year. These results – equivalent to taking 250,000 cars off the road every year – were achieved by switching to less carbon-intensive fuels, reducing energy consumption and improving equipment efficiency.
The largest reductions have come through switching to renewable biomass fuels (primarily sawmill leftovers like bark and wood shavings) to generate steam and electricity. Biomass makes up more than 88 per cent of the gross fuel energy the company uses and in 2006 produced 65 MW of power on average. Biomass is Canada’s second-largest renewable energy source and is carbon-neutral, meaning that burning it releases the same amount of carbon dioxide it would release if left to decompose.
Catalyst’s Port Alberni and Powell River mills are EcoLogo certified for their biomass power generation under Environment Canada’s Environmental Choice program. The EcoLogo is granted only to those sites that use biomass and meet Environment Canada’s criteria for superior environmental performance. Elk Falls will apply for EcoLogo certification in 2007.
Recovering landfill methane and clearing the air
In its quest to reduce greenhouse gas emissions and run more efficiently, Catalyst is turning landfill waste into energy for its Paper Recycling Division.
The division is located near a golf course built atop an old landfill. As the landfill’s organic matter decomposes, it produces methane gas the recycling facility filters and mixes with small amounts of natural gas to power its facility.
This prevents the methane – a greenhouse gas with 21 times the global warming capability of carbon dioxide –from being vented directly into the atmosphere. Burning the methane converts it to carbon dioxide and destroys many harmful components.
The arrangement saves Catalyst money by reducing natural gas purchases and benefits the environment by reducing greenhouse gas emissions.
Steve Heidelbach, Elk Falls Division

28 Catalyst Paper Corporation
Fibre
In British Columbia, trees are harvested to build houses. Catalyst uses the leftovers – chips, sawdust, bark, planer shavings – and trees that are not good enough for the sawmill. We turn waste into useful products.
Catalyst’s fibre supply
Today, many paper and pulp buyers work with procurement policies that include stringent environmental criteria. Catalyst’s fibre supply system promotes traceability and certification through well-established fibre sourcing principles and an independently verified chain-of-custody system.
Catalyst buys all of its wood fibre from external suppliers, except for small amounts harvested on company poplar plantations. Purchases follow a set of fibre-sourcing principles that require suppliers to regularly provide evidence that the forests they harvest are managed responsibly. This usually means they have an environmental management system and are registered with a major forest management certification system – the Canadian Standards Association, the Forest Stewardship Council or the Sustainable Forestry Initiative.
Most of the fibre Catalyst uses consists of residuals from BC sawmills – chips, shavings and sawdust. The company also uses poor quality softwood logs that are defective or otherwise unsuitable for lumber manufacture, and de-inked pulp recycled from old newspapers and magazines.
Catalyst also uses fibre from trees killed by the mountain pine beetle epidemic, which is expected to kill up to 80 per cent of pine in BC by the time it runs its course. The company does not use fibre from Canada’s boreal forest.
Chain-of-custody certification extended to Crofton and Paper Recycling divisions
In 2006, Catalyst expanded its chain-of-custody commitment:
•	Crofton Division became the fourth Catalyst mill registered to the PricewaterhouseCoopers certified chain-of-custody system. All of the company’s paper mills are now registered to the PwC standard, which offers independent verification that select paper products contain 100 per cent fibre certified by any of the three certification systems – the Canadian Standards Association, the Sustainable Forestry Initiative (both recognized by the pan-European Programme for the Endorsement of Forest Certification) and the Forest Stewardship Council. The company does not make a claim for paper containing less than 100 per cent certified fibre.
The PwC standard, which is comparable to other leading certification systems in terms of mechanics and transparency, allows customers and consumers to be assured the paper they buy does not contain fibre from unknown, environmentally sensitive or socially conflicted sources and that rigorous controls, management and reporting systems are in place.
•	Following a successful audit, the Paper Recycling Division received chain-of-custody certification from the Forest Stewardship Council. The certification verifies the newspapers and magazines the facility recycles to make de-inked pulp come from post-consumer sources.
Duane Gruntman, Powell River Division
Recycled de-inked pulp 5% Sawdust 18% Pulp logs 18% Sawmill wood chips 59%

2006 Sustainability Report     29
Recycling and recycled content
Catalyst’s Paper Recycling Division – the largest facility of its kind in Western Canada – annually processes 166,000 tonnes of recovered paper, including 67 per cent of the old newspapers collected in BC and Alberta. Catalyst’s mills use the de-inked pulp it produces to manufacture new paper products.
In 2006, the average recycled content of the company’s products was six per cent. All of the company’s products are recyclable.
In 2007, Catalyst will begin delivering de-inked pulp to its mills in “crumb” form rather than as pressed bales. Doing so will increase production of de-inked pulp while reducing labour and maintenance costs.
Improving the quality of recycled fibre
Recycling old newspapers and magazines is a good way to get maximum value from natural resources. The amount of value that can be captured, however, depends on the quality of the paper being recycled.
While multiple-stream recycling programs – those that encourage households and businesses to separate recyclable goods before collection – provide the best recovered paper, such programs aren’t available in all areas. Newspapers and magazines collected for recycling are often contaminated with glue, large foreign objects, metal, food, plastics and wax.
Removing contaminants is expensive and time-consuming, so Catalyst relies on its recovered paper suppliers to provide the cleanest waste paper possible and recognizes outstanding results through a supplier-of-the-year program.
By working with its suppliers and carefully researching waste paper sources Catalyst has reduced contaminants to less than one per cent of total weight, well below the five-per-cent industry norm.
Buying paper close to home also improves paper cleanliness while reducing transportation costs. In 2006, Catalyst reduced the amount of paper it purchased from the US Midwest by six per cent and increased local paper purchases by five per cent.
Keeping wood chips where they belong
Tugboats towing barges full of wood chips to Catalyst’s mills are a common sight on BC’s coast. So when chips began washing up on the beach on Cortes Island following a bad windstorm, a local woman took the time to ask the company why.
Beyond esthetic concerns, she and others on the island regularly gathered seaweed to use as garden fertilizer. The chips washing ashore made this impossible. Why couldn’t the company cover its chip barges with tarpaulins?
The local Friends of Cortes Island Society also got involved, and a class of grade two and three students sent drawings to the company depicting their suggestions for solving the problem.
After visiting Cortes Island to investigate, Catalyst reported that the incident was not normal. Wood chips are valuable, and the company sets barge-loading standards to ensure they stay in place. Tarpaulins cannot be used because of safety concerns and the possibility of contaminating mill processes. The tugboat operators also take weather conditions into account when setting up their towing schedule.
Nonetheless, chips did blow out of some barges during bad weather, and Catalyst made changes to reduce the possibility that the problem would recur. Loads are now smaller in many barges during the storm season, and some mills have improved their barge unloading facilities to reduce losses.
A few weeks after Catalyst’s visit, the woman who initially inquired about the chips reported that the island’s beaches were much cleaner and she had begun gathering seaweed once again. Because severe weather is common on BC’s coast, it is not possible to say chips will not wash ashore again. But the changes the company made will help minimize the possibility.

30     Catalyst Paper Corporation
Air
Catalyst recognizes the importance of air quality to the communities in which it operates and continuously upgrades its processes and equipment to achieve ever-better results.
Monitoring air quality
Catalyst monitors local air quality at all paper mills to ensure they remain within permit levels set by the provincial government to protect human health and the environment.
On average in 2006, ambient air quality met provincial standards 100 per cent of the time for respirable particulate and 97 per cent of the time for odourous sulphur compounds. Air quality results for all Catalyst mill communities are available online at http://wlapwww.gov.bc.ca:8000/pls/aqiis/air.summary.
Mill initiatives in 2006 included:
•	An upgrade of Elk Falls’ No. 2 recovery boiler’s electrostatic precipitator to improve suspended material removal has resulted in less sodium sulphate carried into the scrubber process.
•	Crofton replaced aging TRS analyzers on its two recovery boiler stacks with new equipment that measures both TRS and sulphur dioxide emissions in real-time. The mill also installed new instruments on two bleach plant stacks to measure chlorine dioxide emissions more reliably and with less maintenance.
Powell River reduces odour and costs
The Powell River mill reduced mill odours significantly and cut operating costs in 2006 by investing $5.5 million to upgrade its wastewater treatment system.
Before the project, the mill’s treatment system included a primary clarifier that separated liquids and solids and a secondary system that removed biodegradable solids. Bacteria in the primary clarifier – which was nearly the size of a football field and had been built to serve a much larger facility – created a “rotten egg” smell as they digested the effluent.
Using chemical additives helped to reduce the odour, but there were still some days when there was a detectable smell in the nearby community.
The mill solved the problem by converting one of its smaller, secondary clarifiers to replace the oversized primary clarifier. Doing so cut the mill’s chemical costs appreciably and reduced odour so much there have been no further community complaints.

2006 Sustainability Report     31
Reducing odour
Reducing the odour produced by pulp and paper mills is a key concern, as studies have shown the human nose can detect sulphur in concentrations equivalent to finding four teaspoons of liquid in an Olympic-sized swimming pool.
Recent odour-reduction work:
•	In its first full year of operation, equipment Crofton installed to capture and incinerate total reduced sulphur (TRS) emissions cut odour 35 to 70 per cent at local ambient air monitoring stations. The mill is also using an ambient air station on its grounds to assess its odour profile and develop odour reduction plans.
•	In 2007, Crofton intends to cut (TRS) odour emissions by about seven per cent and chlorine dioxide emissions by about 70 per cent by mixing the vent stacks from its chlorine dioxide generator and brownstock pulp washer. The mill also intends to replace a dilute non-condensable gas heater, which failed several times in 2006 as part of the odour control system.
Reducing particulate
Particulate consists of small particles from mill stack emissions, motor vehicles, backyard burning, wood stoves and other industries. Since the company’s formation in 2001, Catalyst has reduced particulate emissions 43 per cent by upgrading its biomass boilers and emissions controls as well as optimizing biomass fuel quality.
•	Powell River installed a new monitor at the Wildwood air quality station in 2006 to measure fine particulate matter, nitrogen oxide and nitrogen dioxide. Results have shown levels within human health-based guidelines.
•	A particulate monitor at the Powell River mill’s landfill showed results unchanged and within human health-based guidelines since the landfill was re-opened for flyash disposal in 2006.
•	Crofton Division relocated an odour and particulate monitor from the Crofton school to the north side of the mill in 2006 to better understand ambient air quality.
Permit amendments
From time to time, the provincial government changes the permits that regulate emissions from Catalyst’s mills. Developments in 2006:
•	Crofton has been working with the Ministry of Environment on an air permit amendment that deals with emissions improvements since 2005. In early 2006, the ministry gathered feedback from Crofton’s advisory forum. The mill expects to receive the final amended air permit in early 2007.
•	As allowed by a 2005 air emissions permit amendment, Elk Falls continued to burn low-sulphur coal as a supplementary fuel in its No. 5 wood waste boiler. Adding this supplementary fuel has improved boiler emissions and reduced greenhouse gas emissions by nearly 20 per cent. The mill has formed a joint environment committee with the local We Wai Kai First Nation, which appealed the permit amendment citing health concerns about mill emissions.

*	2002-2005 figures updated to reflect accounting adjustments Based on actual test results; NPRI data may be different because it includes other sources and utilizes emissions factors

32     Catalyst Paper Corporation
In 2005, following a two-and-half-year trial period, the Elk Falls mill was given regulatory approval to permanently burn low-sulphur coal as a supplementary fuel. The We Wai Kai First Nation appealed the permit amendment, citing health concerns about mill emissions and is now working with the mill on a joint environment committee. The mill continues to burn coal.
The Paper Recycling Division uses methane gas extracted from a local landfill to operate its facility.
Reducing dioxin and furan emissions
When Catalyst’s mills burn salt-saturated waste wood that has been transported in floating ocean booms – a common practice for the solid-wood industry on British Columbia’s coast – chlorinated organic compounds known as dioxins and furans are released. Pollution-control equipment and proper combustion conditions ensure the trace amounts released are within federal dioxin emissions standards.
Total boiler dioxin emissions have dropped since the company’s formation in 2001 due to improved combustion from better biomass quality, alternative fuels and improvements to boiler infrastructure.
In 2006, Port Alberni completed engineering studies to determine whether temperatures in its No. 4 boiler could be modified to reduce dioxin and furan formation. While doing so would increase the boiler’s efficiency, it was not feasible due to construction, operation and cost issues. As an alternative, the mill determined it could upgrade its boiler combustion air system. This work is planned for 2008, subject to evaluating costs and future mill steam requirements.
Ozone-depleting substances
In 2006, the Port Alberni mill eliminated a refrigeration system that contained ozone-depleting R22 in favour of a non-depleting refrigerant system and will remove another in 2007.
Other Catalyst sites still operate air-conditioning and other equipment that uses hydrochlorofluorocarbon (HCFC)-containing chemicals. These ozone-depleting substances (ODS) are scheduled to be phased out in developed countries by 2020 in accordance with the Montreal Protocol.
These systems are serviced and maintained by certified personnel and contractors in accordance with federal and provincial regulations. The company maintains inventories of ODS-containing equipment and has established training records for maintenance and repair personnel. Wherever feasible, the company replaces HCFCs with safer chemicals, and all mills have procedures for reporting ODS releases that exceed regulatory limits.

*	2002-2005 figures updated to reflect accounting adjustments Based on actual test results; NPRI data may be different because it includes other sources and utilizes emissions factors

2006 Sustainability Report     33
Water
Catalyst operates in a region blessed with abundant freshwater sources. Protecting that resource means reducing the water our mills use, improving the quality of the water we return and protecting water quality around our mills.
Water use
Catalyst has steadily reduced water consumption by improving processes and working more efficiently. Beyond conserving an important natural resource, using less water lowers pumping and heating costs and reduces the load placed on effluent treatment facilities.
By the end of 2006, the company had reduced water use per tonne of product by more than 16 per cent over 2001 levels. Yet even with these advances, Catalyst’s mills use up to 95 cubic metres of water per tonne.
The company reduced annual water used per tonne of product by 4.6 per cent in 2006, largely due to tighter operational control:
•	The Paper Recycling Division reduced water use 22.7 per cent in 2006. Unfortunately, reducing water use negatively affected the facility’s BOD removal and total suspended solids discharge. The division will improve the waste water treatment efficiency in 2007 and continue to reduce water use.
•	Port Alberni’s water use dropped when its groundwood pulp facility closed in September. Total water use fell 8.6 per cent, while water used per tonne of product fell 6.2 per cent. The mill also cut water and energy use by reducing the water used to cool air compressors and directing discharged cooling water into the paper machine for reuse.
•	Crofton’s total water use rose two per cent in 2006, but the amount of water used per tonne of product fell 5.6 per cent. Most gains were made in the kraft mill, where operators reduced water consumption by re-using warm and hot water for some processes. Fresh water draws increased when the mill needed to quench effluent during hot weather. In 2007 the mill intends to create cooler effluent flows, eliminating the requirement for quenching water.
•	Powell River achieved a 9.4-per-cent reduction through improved machine efficiency and process modifications.
•	Experiencing problems with its secondary treatment system, Elk Falls did not pursue water-use reductions in 2006 after a seven-per-cent reduction in 2005.
Water discharges
All Catalyst mills except the Paper Recycling Division, which uses the municipal sewer system, discharge treated waste water into local water bodies under quality guidelines governed by provincial and federal permits.
Catalyst improves the quality of its waste water – mostly produced through pulp and paper manufacturing processes and storm water systems – using primary treatment to settle solids and secondary treatment with micro-organisms to reduce the effluent’s biochemical oxygen demand and toxicity.

*	2002-2005 figures updated to reflect accounting adjustments

34     Catalyst Paper Corporation
•	In 2006, Elk Falls improved effluent quality, reduced costs and improved the efficiency of its secondary treatment plant by increasing the use of oxygen and decreasing chemical use to industry benchmark levels. In 2007 the mill intends to upgrade drainage in its hog-fuel storage yard to improve water flows into the effluent treatment plant.
•	Crofton ensured the survival of its effluent treatment plant’s micro-organisms during hot weather by installing new electric pumps to draw cool sea water. The pumps replaced old diesel pumps and eliminated the risk of a foreshore diesel spill.
•	The Paper Recycling Division has significantly improved the final effluent quality of the water it discharges to the municipal sewer system by optimizing the rate at which nutrients are added to its biological treatment system and improving the mixing in its activated sludge reactor.
Local water quality
Recognizing its importance to marine life and human health, Catalyst takes a leading role in protecting and enhancing water quality in the lakes, rivers and ocean near its mills.
Since 2005, the Crofton mill has worked with the multi-stakeholder Cowichan Basin Water Management Forum to conserve and manage local water sources. The forum is now collecting public input on a draft long-term water management plan that it hopes to implement by spring 2007.
Similarly, the Port Alberni mill continues to work with local stakeholders and government agencies to prepare a plan to protect and enhance environmentally sensitive areas in the Somass River estuary.
Working with fish in mind, the company operates a dam at Great Central Lake near Port Alberni to maximize salmon productivity in the Somass River, and a weir at Cowichan Lake to control water levels in the Cowichan River.
The Powell River mill site is home to a salmon hatchery operated by the Powell River Salmon Society. Every year, mill employees join volunteers to release thousands of salmon fry into local waters. In 2006, the mill supported the fish hatchery’s expansion by leasing the society additional land.
Elk Falls’ work with local streamkeepers over several years has resulted in fish returning to Casey Creek, which passes through mill property.
Other recent developments:
•	Paper Recycling Division bought a sweeper in 2006 to regularly clean its parking lot and dock, preventing manufacturing materials and de-inked pulp crumbs from entering a nearby creek and the Fraser River during rain.
•	Working with Canada’s Department of Fisheries and Oceans, Port Alberni is replacing a retaining wall between its waste wood pile and a fish-bearing creek. The project will be finished in 2007, as opportunities for in-stream work are dictated by water levels and fishery windows.
•	In 2006, Catalyst eliminated the use of dyes containing malachite green, a carcinogen formerly used in BC coastal fish farms and found in some wild salmon in 2005. While tests found no traces of malachite green in mill effluent, the company stopped using dyes containing the substance.

*	2002-2005 figures updated to reflect accounting adjustments

2006 Sustainability Report     35
Tracking the effects of discharges
on water quality
Catalyst conducts studies that satisfy federal environmental effects monitoring (EEM) requirements to monitor the potential effects of waste water discharges into the marine environment.
EEM studies are done in iterative, three-year cycles to assess fish or shellfish health, local invertebrate communities, concentrations of contaminants in fish and shellfish tissues and the chronic toxicity of effluent. In 2006, all Catalyst mills worked with regulators and local stakeholders to plan the next round of studies, due in 2007.
The company undertakes additional annual monitoring of chlorinated dioxin and furan levels in sediment and crabs near its Crofton and Elk Falls mills; similar monitoring at Port Alberni and Powell River was halted in the late 1990s because dioxin/furan levels in crabs near those mills were consistently within Health Canada guidelines. Acting on input from local stakeholders, however, Port Alberni conducted dioxin/furan testing in 2006 that confirmed levels remain low.
Results of the most recent EEM studies and plans for future studies at each mill are available on the Catalyst website.
Crofton helps clean up the Cowichan River
For many years, high sediment deposits have been a significant issue for the Cowichan River, which supplies fresh water for Catalyst’s Crofton mill and nearby residents.
The fine sediment, produced by an eroding 800-metre-long clay bank known as the Stolz Slide, smothers fish eggs and reduces their survival rate as much as 75 per cent. It also increases costs for the Crofton mill, which removes the sediment before the water is used for mill processes and by residents in nearby Crofton.
In 2006, the Cowichan Stewardship Roundtable, a partnership of provincial and federal fisheries, local government, First Nations, environmental and special interest groups, raised more than $800,000 – including $25,000 from Catalyst – to repair the slide.
The project, spearheaded by BC’s Ministry of Environment, rerouted the river to a side channel, moved the bank away from the river and created weirs to direct flow away from the bank. Later phases will include bank stabilization, vegetation and possible work at two smaller sediment sources.
Powell River Division

36     Catalyst Paper Corporation
Energy
Reducing total energy requirements and purchases, increasing use of biomass and improving production efficiency all help Catalyst achieve both environmental benefits and cost savings. Today about 90 per cent of the energy used to make our products is from renewable sources.
Generated energy
Catalyst’s mills meet their demand for energy and steam as much as possible by burning biomass – a renewable energy source derived from bark, wood shavings, sawdust and wood residuals left after the pulping process.
The company also burns fossil fuels like natural gas and fuel oil. While it has cut its use of fossil fuels by 39 per cent since 2001 – the equivalent of 580,000 barrels of oil annually – Catalyst spends about $50 million annually buying and transporting natural gas and oil.
Purchased electricity
Catalyst is the biggest customer of the province’s electrical utility, BC Hydro, spending about $170 million annually buying electricity to supplement the electricity it produces on its own.
In early 2006, BC Hydro introduced a new billing system for industrial customers, charging a lower rate for 90 per cent of electricity used and a higher rate for the remaining 10 per cent. In response, Catalyst launched its Power Watchers initiative. On the strength of employee suggestions, behaviour changes and input from BC Hydro advisors, the company achieved annualized savings of $5 million. Since the electricity Catalyst avoided using – enough to supply 10,000 homes – would have been purchased from out-of-province sources, not using it prevented 100,000 tonnes of greenhouse gases from being generated.
The initiative’s success depended on the small actions of many employees. Employees needed to build on existing cost-reduction practices, think differently about the way their mills consume electricity, then change the way they use it.
The company will pursue another two per cent reduction in 2007.
Alternative supplementary fuels
Where feasible and permitted, Catalyst uses small amounts of alternative supplementary fuels like tire-derived fuel and coal to improve combustion of wood waste in power boilers, reduce reliance on fossil fuels and improve emissions.
Port Alberni has used tire-derived fuel since 1999. Tests in 2004 and 2006 confirmed that doing so reduced dioxin formation and emissions. The Powell River mill has stopped using tire-derived fuel because of local supply problems.
In my opinion...
Catalyst is our largest customer, and we continue to grow our relationship. In 2006, they saved 90 GWhs of electricity, which took a collaborative effort. We’ve taken their corporate energy management team’s success and used it as a benchmark for other large customers. We’re so pleased that Catalyst will be receiving a Power Smart Excellence Award as a testament to their commitment to energy conservation. The great thing with Catalyst is the commitment resonates through the whole organization. It’s not just mandated; it’s grassroots, frontline operational people who seize the opportunities and are empowered to run with them.
Al Leonard, Manager, Key Account Management, BC Hydro

2006 Sustainability Report     37
What’s a pinhole worth ?

Helping Vancouver Island meet power needs
Doug Turlock, Crofton Division
Plugging air and steam leaks can make a big difference to energy efficiency – even leaks as small as a pinhole.
Air leaks at valves and connections can waste 25 to 30 per cent of an average mill’s total compressed air capacity – as much as 50 per cent in extreme cases. A quarter-inch pinhole can cost several thousand dollars a year in electricity, so when a Crofton employee closed an unneeded three-quarter-inch air line that was discharging into the air 24 hours a day, it was worth about $60,000.
By using ultrasound to detect air leaks, Elk Falls saved $225,000 in 2006. The mill was able to shut down one air compressor and still supply the mill with enough air, and plans to shut another down in 2007 after finding more leaks.
Port Alberni also saved by investigating bypass valve leaks. The mill found it wasn’t producing enough power in its turbo generator for the steam it was using. After several projects on the turbo generator and steam system, the mill boosted its power output and saved about $1 million in annual costs.
Many houses on Vancouver Island – home of Catalyst’s Crofton, Elk Falls and Port Alberni mills – are heated by electricity. When temperatures drop during winter months, demand for electricity jumps.
To cope, Catalyst and BC Hydro launched a program in late 2006 to reduce the three mills’ total electrical demand. Most of the electricity the mills use is consumed by their thermomechanical pulping (TMP) departments. Coordinating TMP production in the three mills for short periods helps ensure BC Hydro meets the Island’s electricity needs by shifting away from peak-use periods.
The program ran until the end of February 2007 and played an important part in helping BC Hydro meet a new record for electricity demand during a particularly cold day.
Catalyst hopes to resume the program for the winter of 2007/08, and is in discussions to extend it to the rest of the year.

*	2002-2005 figures updated to reflect accounting adjustments

38     Catalyst Paper Corporation
Solid waste
Catalyst reduces solid waste disposal by making efficient use of materials that might otherwise be sent to landfills.
Solid waste disposal
Solid wastes produced during paper and pulp manufacturing include boiler wood ash, lime mud from the recausticizing process, sludge from effluent treatment systems and de-inking operations and small amounts of unusable wood refuse.
All mills recycle solid wastes, including wood, metal, paper, fluorescent lights and oil. Material that cannot be recycled or burned is sent to company landfills.
•	To reduce the high cost of transporting its power boiler flyash to a Washington State landfill, the Powell River mill began using its existing landfill, which is near capacity. The mill is now applying for permission to expand its landfill, and has begun public consultation.
•	Elk Falls has also applied to expand its existing landfill and has completed preliminary technical studies. The mill will begin consultation with the local community and other stakeholders in early 2007.
•	The Paper Recycling Division sent 31,000 tonnes of residuals (inert carbon ink and paper fibre) to customers instead of landfills in 2006. Customers use the residuals as a growing medium for turf.
•	Crofton received approval and completed dredging before installing mooring piles for an offloading ramp as part of a project to deliver de-inked pulp to the mill as crumbs rather than bales. About 6,000 cubic metres of material – mostly log bundles and wood waste –was dredged and moved to the foreshore. Logs will be ground into hog fuel, while wood waste and sediment, which meets stringent residential-level soil quality standards, will be stored for use as clean landfill cover.

Ryan Mukuda, Paper Recycling Division

*2002-2005 figures updated to reflect accounting adjustments

2006 Sustainability Report     39
Cleaning up contaminants
Catalyst disposes of all contaminants identified on its property using approved procedures and facilities.
•	Port Alberni conducted a project to identify high-risk asbestos insulation in the mill and repair or remove it.
•	The Crofton mill filed a request with the local fire authority to abandon in place or remove the mill’s last underground waste oil tank. The tank is not leaking, but is no longer needed. If approved, work will begin in 2007.
•	Crofton installed a washing system and made operational improvements to eliminate its knot pile and reduce knot production. Knots – dense pieces of uncooked wood chips impregnated with cooking liquor – cannot be processed into pulp and have typically been stockpiled. Using the washer, the knots are cleaned, then burned in the mill’s power boiler. The mill expects to eliminate its knot pile in 2007 and to wash and burn any new knots as they are produced.
Community input shapes
Powell River’s landfill plans
When Catalyst’s Powell River mill announced it was looking for a better solution to disposing of power boiler flyash, community members stepped forward with valuable ideas and advice.
For many years, Powell River disposed of its flyash in Washington State. When that became too expensive, the mill began using its own landfill, which was nearing capacity. Some community members worried doing so would raise dust levels and affect air quality.
The mill responded by mixing the flyash with water before hauling it to the landfill. The mill also installed a particulate monitor at the landfill and has seen no change in air quality.
Community members also made a difference in deciding how the mill would proceed with expanding its landfill. Of the many ideas the public submitted, landfill experts determined that vertically expanding an old, out-of-service landfill that had been capped was the most feasible.
The mill accepted this recommendation, and is now consulting local stakeholders as part of the permit process. Members of the mill’s community advisory forum have toured the existing landfill, and an open house will be held in the spring of 2007.
Sarah Barkowski, Powell River Division

40 Catalyst Paper Corporation

2006 PERFORMANCE DATA

Larry Cross, Port Alberni Division

Solid waste
COMMUNITY WELLBEING
COMPLIANCE REGULATIONS
ENVIRONMENTAL STEWARDSHIP
FOCUS ON RESULTS
Total Particulate
TEAMWORK
Results
Social Responsibility
Openness
Integrity
OPERATIONAL EXCELLENCE
AVERAGE WATER USE
SAFETY
PAPER

2006 Sustainability Report     41
Social performance data

Employment	06	05	04	03	02

Employees	3,496	3,781	3,806	3,836	4,141
Total payroll ($ millions)	307	325	313	303	301

Health and safety	06	05	04	03	02

Medical incidents [1]	122	105	125	123	140
Lost-time injuries [2]	47	42	42	49	43
Medical incident rate [3]	3.62	3.03	3.43	3.28	3.89
Lost-time injury frequency [4]	1.39	1.21	1.15	1.31	1.19
Severity [5]	57	40	33	48	56

1	Incidents requiring medical attention

2	Requiring employees to miss work

3	Number of medical incidents per 200,000 hours worked

4	Number of lost-time injuries per 200,000 hours worked

5	Average number of days injuries caused employees to miss work
Employment
Market conditions, retirements and consolidations have contributed to job reductions across the industry since the mid-1990s. The company does not have a system for tracking employee turnover.
Health and safety
Under the terms of the company’s Incident Reporting and Investigation Policy, employees are required to report all incidents as soon as possible, promptly seek first aid when injured, inform supervisors of their injury status, participate in incident investigations and report unsafe acts or conditions.
In accordance with British Columbia’s Workers Compensation Act, each Catalyst Paper location has a joint health and safety committee composed of union and management representatives.
Catalyst has policies that protect employees against discrimination based on their health status, including the Employment Equity and Employee Relations policies. The company also provides benefits, such as long-term disability insurance, to support employees who cannot work because of illness or injury.
Training and education
All Catalyst employees receive regular safety training as part of the company’s World-Class Safety program. The company also provides one of the province’s largest apprenticeship programs, with 90 technical apprentices and an annual allowance of $10 million for education and training. The company maintains an operator technical training program to ensure best practices are identified and shared at all locations.
Catalyst offers internal leadership training for those interested in supervisory or management positions. Under the company’s educational assistance policy, employees may be reimbursed for approved courses they take in local institutions.
Diversity, non-discrimination and opportunity
Catalyst’s Employment Equity and Employee Relations policies set out the company’s commitment to equal opportunity for all employees in hiring and advancement, equal pay for similar work and other related issues.
At December 31, 2006, Catalyst’s board consisted of 12 male directors and no female directors. The executive consisted of six male employees and two female employees.

42     Catalyst Paper Corporation
Human rights
Catalyst conducts all of its manufacturing operations in British Columbia, Canada and is governed by applicable provincial laws, including the BC Human Rights Code. The company adheres to these laws, and does not believe it requires a specific human rights policy to bolster their provisions.
Nonetheless, the company has a variety of programs and policies in place to educate employees about human rights and deal with human rights complaints. The company also supports freedom of association and the right of its unions to engage in collective bargaining, and has entrenched its support for these rights in its collective agreements.
Catalyst’s human rights record is good:
•	No actions for discrimination were brought against the company by external parties in 2006.
•	One human rights complaint was filed in 2006 by an employee. The BC Human Rights Tribunal – the provincial body responsible for accepting, screening, mediating and adjudicating human rights complaints – dismissed the complaint.
Freedom of association, collective bargaining and child, forced and compulsory labour
The company’s manufacturing operations are conducted in British Columbia, Canada, and are governed by applicable provincial laws, including the Labour Relations Act, which specifies employees’ rights to belong to trade unions and to participate in collective bargaining. The Employment Standards Act, places restrictions on hiring ages, sets standards for hours of work and conditions for employment. The company adheres to these laws, has cultivated a strong working relationship with its unions and does not believe specific policies are required to bolster legal provisions.
Bribery and corruption
Issues of bribery and corruption are addressed in Catalyst’s Code of Corporate Ethics and Behaviour. The code is designed to ensure all business affairs are conducted fairly, honestly and in strict compliance with legal obligations.
Political contributions
Under the terms of Catalyst’s Code of Corporate Ethics and Behaviour, the company may not make contributions to political parties or candidates unless the contribution is lawful in the country where it is made and has been approved by the board of directors. The company occasionally purchases tickets for dinners sponsored by a variety of political parties and candidates.
Customer health and safety, product labelling
Catalyst’s customers are commercial printers, publishers and paper manufacturers experienced in the safe use of paper and pulp products. These products are generally viewed as benign to use and handle and the company does not extend its safety policy to address customer health and safety. All Catalyst products are clearly labeled using a system developed in consultation with customers.
Respect for privacy
The company’s manufacturing operations are conducted in British Columbia, Canada, and are governed by applicable laws, including the Personal Information Protection Act, which set standards for privacy and use of personal information.
Beyond adhering to these laws, the company’s Employee Privacy Policy explains the personal information the company collects from employees and how it uses that information. The Confidential Information and Protection of Employee Privacy Policy additionally outlines expectations related to the confidentiality of the company’s business affairs.

2006 Sustainability Report     43
Economic performance data

Production (000 tonnes) [1]	06	05	04	03	02

Paper	1,687.4	1,648.8	1,757.8	1,731.2	1,726.5
Pulp	624.3	590.9	544.0	537.7	374.3
Total	2,311.7	2,239.7	2,301.8	2,268.9	2,100.8

Financial ($ millions)	06	05	04	03	02

Sales	1,882.5	1,823.9	1,878.2	1,820.5	1,704.0
Operating earnings (loss)	3.9	(25.1)	(31.3)	(111.6)	(121.9)
Net earnings (loss)	(15.9)	(25.6)	(28.6)	(84.5)	(123.3)
Total assets	2,637.7	2,695.9	2,745.9	2,816.4	2,897.1

Property taxes ($ millions)	06	05	04	03	02

Crofton	8.3	8.0	7.9	7.9	6.9
Elk Falls (Campbell River, BC)	8.1	8.1	8.4	8.4	8.3
Paper Recycling (Coquitlam, BC)	1.4	1.3	1.3	1.2	1.2
Port Alberni	7.4	7.4	7.7	7.7	7.4
Powell River	6.1	6.3	6.5	6.8	7.7
Vancouver Head Office and Other [2]	0.2	0.5	0.5	2.8	2.0
Total	31.5	31.6	32.3	34.8	33.5

Other taxes [3]	22.0	23.9	23.5	25.4	33.8
Research and development	2.74	2.59	2.55	2.50	2.37

1	Effective January 1, 2006, the Company reclassified containerboard to its pulp segment from its specialty paper segment. Prior period comparatives have been reclassified to reflect this change.

2	Estimated for 2002; 2004 figure reflects a rebate received after an appeal of 1996-1999 property taxes by head office landlord.

3	Includes income taxes, large corporation capital taxes and provincial capital, logging and sales taxes.

44     Catalyst Paper Corporation
Environmental performance data
Details of 2006 non-compliances and significant events
Crofton Division
The wood ash landfill’s leachate collection system backed up during high January rainfall. Leachate spilled into a clean water pond, which overflowed but diluted the leachate and rendered the release non-toxic. A leachate discharge pipe that had been pinched during installation was repaired to correct the problem.
A failed pipe allowed 8,500 gallons of bunker C oil to spill from the mill’s main storage tank in June. The oil spilled into a ditch outside the tank’s berm and flowed into a foreshore storm water collection system, where it was contained. The pipe was replaced and contaminated soil from the spill site – along with oil from previous spills – was excavated and contained in a holding cell. The contaminated material has been relocated to a secure location for planned treatment in 2007.
Elk Falls Division
A failed level measurement system led to a spill of 20 per cent caustic near the mill’s foreshore. The overflow was stopped promptly, but because it was dark, personnel did not immediately see leaks in the protective berm that allowed the caustic to reach soil outside the berm. Cleanup prevented the caustic from reaching the ocean, and the caustic feed was locked out to prevent recurrence.
In two separate incidents, discharges of particulate matter exceeded the allowable maximum for the mill’s No. 2 smelt dissolving tank stack and the No. 2 lime kiln stack. The causes of the incidents were determined and countermeasures were implemented to prevent recurrence.
Paper Recycling Division
The division recorded no air, water or solid waste non-compliances in 2006.
Port Alberni Division
The mill recorded one administrative non-compliance when it failed to conduct a routine monthly effluent toxicity sample in August. Regulators were notified and corrective actions were taken to prevent recurrence.
A cooling system released 16 kg of refrigerant to the environment. The mill has begun installing new refrigeration systems that do not use ozone-depleting substances.
In August, higher than usual hog fuel salt content contributed to dioxin and furan emissions above the voluntary Canada-wide standard of 0.5 ng/m3. The results of re-tests in November 2006 were well below the limit.
Powell River Division
The mill recorded nine provincial permit non-compliances for effluent discharges. Seven were related to pH excursions at two cooling water outfalls. In the other two cases, total suspended solids exceeded permit levels shortly after the mill reconfigured its water treatment plant to eliminate an oversized primary clarifier. Corrective actions were taken in all cases to prevent recurrence.
The mill also recorded three provincial permit non-compliances for power boiler 19 – one in January and another in February for opacity, the third for NOx during a scheduled paper machine shutdown in October. Procedural changes were made to prevent recurrence.

2006 Sustainability Report     45
Total key materials used

(tonnes)	% [1]	06	05	04

Water		193,620,156	202,775,937	197,664,537
Wood chips and pulping logs	60.2	2,484,084	2,770,754	2,981,357
Hog fuel	20.9	863,807	872,611	882,287
Old newspapers and magazines	4.2	173,195	165,781	176,999
Fossil fuels		130,081	118,210	144,611
Precipitated Calcium Carbonate		125,602	104,309	132,705
Oxygen		101,762	97,192	103,613
Clay		73,393	66,512	55,306
Sodium Hydroxide		57,643	56,309	55,159
Sodium Chlorate		34,374	32,843	33,704
Hydrogen Peroxide		25,579	28,445	27,750
Sulphuric Acid		28,553	24,708	26,386
Sulphur Dioxide		17,452	20,315	20,242
Silicate		15,971	16,296	16,588
Starch		15,318	8,739	9,858

1	Percentage of raw materials sourced from wastes

Solid waste to landfill	06	05	04	03	02

Crofton	0.074	0.070	0.070	0.060	0.050
Elk Falls	0.065	0.090	0.090	0.090	0.140
Paper Recycling	0.130	0.080	0.150
Port Alberni	0.076	0.086	0.061	0.077	0.073
Powell River	0.030	0.040	0.030	0.030	0.033

m3/adt (cubic metres per air-dried tonne)
A complete glossary of terms and definitions is found on page 52

46     Catalyst Paper Corporation
Report total NPRI emissions (not including speciated PAHs or Part 5 VOCs)

Substance (tonnes)	05	04	03	02	01

Sulphur Dioxide	3,351	4,706	3,057	2,598
Carbon Monoxide	3,825	3,627	3,919	5,019
Nitrogen Oxides	2,585	2,647	2,593	2,975
Volatile Organic Compounds – total	1,403	1,441	1,618
Total Particulate	1,105	1,320	892	1,010
Hydrochloric Acid	971	824	869	1,148	1,005
PM10	604	716	675	905
Methanol	651	663	1,237	936	805
Phosphorus	700	528	451
PM 2.5	420	493	468	741
Nitrate Ion	405	429	400	446	827
Manganese	420	417	287	296	270
Ammonia	318	257	219	201	288
Hydrogen Sulphide	123	112	118	168	179
Zinc	85	77	71	45	45
Acetaldehyde	43	37	53	62	92
Phenol	43	27	23	6	62
Carbonyl Sulphide	26	10
Sulfuric Acid	12	10	16	16	31
Chlorine Dioxide	14	6	6	6	47
Chloromethane	14		13	17	28
Cresol	10

(kilograms)

Lead	2,794	2,564	1,951	1,930
Arsenic	813	770	706	510
Sum of PAHs (17)	551	498	495	334	555
Hexavalent Chromium Compounds	424	365	459	793
Cadmium	267	288	340	301
Mercury	7	10	19	25	15

(grams)

Hexachlorobenzene (HCB)	426	415	636	312	432
Dioxins & Furans	60	68	59	87	96

Annual releases to air, water, land and disposal or recycling are reported to Environment Canada under the National Pollution Release Inventory (NRPI) program each June for the preceding calendar year. Emissions are based on actual measures or defensible estimates and are reported if levels surpass specific thresholds. Data for all sectors – industrial, government, commercial and others – is available at www.ec.gc.ca/pdb/npri.
A complete glossary of terms and definitions is found on page 52

2006 Sustainability Report     47

Air emissions (by mill)	06	05	04	03	02

Crofton
Total GHGs as kg CO2e/year	127,991,000	127,325,000	153,407,000	187,677,000	236,741,000
Total GHGs as kg CO2e/adt	175	166	196	255	303
Particulate matter kg/day	1,059	850	1,235	1,050	1,205
Particulate matter kg/adt	0.53	0.40	0.58	0.50	0.60
Sulphur Oxides kg/day	6,679	6,210	9,281	4,687
Sulphur Oxides kg/adt	3.34	2.96	4.34	2.32
TRS kg/day	195	207	209	205	219
TRS kg/adt	0.197	0.195	0.175	0.179	0.181
Power Boiler Dioxin ng/m3 TEQ	0.046	0.078	0.320	0.290	0.091
Ambient TRS % compliance A level 24 hr average	92.4	95.8	97.8	89.8	94.8
Ambient PM2.5 98th percentile (ug/m3)	13.6	14.5
Ambient PM10 % compliance A level	99.99	100	100	100	100

Elk Falls
Total GHGs as kg CO2e/year	213,800,000	185,201,000	239,409,000	287,636,000	238,742,000
Total GHGs as kg CO2e/adt	257	229	299	351	322
Particulate matter kg/day	2,019	2,005	1,995	1,748	2,266
Particulate matter kg/adt	0.84	0.84	0.86	0.78	0.99
Sulphur Oxides kg/day	1,734	2,093	2,607	2,716
Sulphur Oxides kg/adt	0.76	0.95	1.19	1.19
TRS kg/day	171	165	146	227	267
TRS kg/adt	0.22	0.23	0.28	0.20	0.23
Power Boiler Dioxin ng/m3 TEQ	0.127	0.043	0.047	0.054	0.168
Ambient TRS % compliance A level 24 hr average	98.6	99.5	97.3	69.0	99.0
Ambient PM2.5 98th percentile (ug/m3)	12.8	25.7
Ambient PM10 % compliance A level	100	100	99.2	100	100

Paper Recycling
Total GHGs as kg CO2e/year	5,603,000	8,173,113	7,054,236	7,613,738	7,542,583
Total GHGs as kg CO2e/adt	40	56	47	56	67
Particulate matter kg/day	65	67	94	103	95
Particulate matter kg/adt	0.15	0.17	0.20	0.30	0.30
Sulphur Oxides kg/day	1.893	0.082	1.370	0.110
Sulphur Oxides kg/adt	0.0043	0.0002	0.0034	0.0003

A complete glossary of terms and definitions is found on page 52

48     Catalyst Paper Corporation

Air emissions (by mill)	06	05	04	03	02

Port Alberni
Total GHGs as kg CO2e/year	44,977,000	52,844,000	61,231,000	66,268,000	63,293,000
Total GHGs as kg CO2e/adt	134	153	139	155	178
Particulate matter kg/day	98	107	215	121	123
Particulate matter kg/adt	0.100	0.114	0.180	0.097	0.122
Sulphur Oxides kg/day	603	660	900	876
Sulphur Oxides kg/adt	0.65	0.70	0.74	0.74
Power Boiler Dioxin ng/m3 TEQ	0.36	0.12	0.17	0.17	0.12
Ambient PM10 % compliance A level	100	100	100	100	100

Powell River
Total GHGs as kg CO2e/year	22,917,000	24,978,000	33,023,000	23,134,000	11,609,000	*
Total GHGs as kg CO2e/adt	48.9	56.1	77.5	50.5	27.1
Particulate matter kg/day	28	9	23	3	75
Particulate matter kg/adt	0.02	0.01	0.02	0.01	0.06
Sulphur Oxides kg/day	126	235	112	143
Sulphur Oxides kg/adt	0.098	0.193	0.096	0.110
Power Boiler Dioxin ng/m3 TEQ	0.016	0.011	0.022	0.057	0.016
Ambient TRS % compliance A level 24 hr average	100	100	100	99.95	99.99
Ambient PM2.5 98th percentile (ug/m3)	14	7
Ambient PM10 % compliance A level	100	100	100	100	100

*	2002 GHGs reflect unusually warm weather and exceptional biomass quality A complete glossary of terms and definitions is found on page 52

2006 Sustainability Report     49

Effluent (by mill)	06	05	04	03	02

Crofton
TSS kg/day	3,376.3	3,311	3,674	3,400	3,400
TSS kg/adt	1.7	1.5	1.8	1.6	1.8
BOD kg/day	1,230	1,270	1,566	1,600	1,360
BOD kg/adt	0.61	0.59	0.76	0.76	0.70
AOX kg/day	305	330	422	372	369
AOX kg/adt	0.31	0.31	0.33	0.34	0.36
2378TCDD ppq	ND	ND	ND	ND	ND
2378TCDF ppq	ND	ND	ND	ND	ND
Trout toxicity % compliance	100	100	94	100	100

Elk Falls
TSS kg/day	3,590	4,970	4,950	4,631	5,239
TSS kg/adt	1.58	2.25	2.26	2.06	2.43
BOD kg/day	2,600	5,000	4,150	4,978	3,437
BOD kg/adt	1.14	2.26	1.89	2.21	1.59
AOX kg/day	199	220	231	359	403
AOX kg/adt	0.25	0.35	0.41	0.45	0.59
2378TCDD ppq	ND	ND	ND	ND	ND
2378TCDF ppq	ND	ND	ND	13	20
Trout toxicity % compliance	100	96	94	100	100

Paper Recycling
TSS kg/day	396	428	387	470	296
TSS kg/adt	0.90	1.06	0.96	1.25	0.95
BOD kg/day	1,103	603	467	702	640
BOD kg/adt	2.51	1.50	1.15	1.74	2.04
Trout toxicity % compliance	100	100	100	100	100

Port Alberni
TSS kg/day	354	500	1,060	790	630
TSS kg/adt	0.38	0.55	0.91	0.70	0.65
BOD kg/day	400	450	700	550	460
BOD kg/adt	0.43	0.49	0.60	0.48	0.47
Trout toxicity % compliance	100	100	100	100	100

Powell River
TSS kg/day	2,465	2,400	2,100	900	400
TSS kg/adt	1.9	1.7	1.5	0.5	0.2
BOD kg/day	778	1,000	700	300	180
BOD kg/adt	0.6	0.7	0.5	0.2	0.1
Trout toxicity % compliance	100	100	100	100	100

ND – Non-detectable: Test result was below two parts per quadrillion
A Complete glossary of terms and definitions is found on page 52

50  Catalyst Paper Corporation

Water and energy use	06	05	04	03	02

Crofton
Water use m3/adt	65	68	66	74	78
Fuel energy usage GJ	17,946,830	17,290,671	17,465,973	17,116,051	18,630,122
Fuel energy intensity GJ/adt	24.50	22.58	22.36	23.21	23.81
Electricity usage MWhrs	1,364,452	1,312,911	1,272,867	1,132,266	1,143,718
Electricity intensity MWh/adt	1.71	1.71	1.63	1.48	1.47

Elk Falls
Water use m3/adt	68	68	73	79	80
Fuel energy usage GJ	15,778,439	14,609,573	14,140,120	18,126,460	18,928,898
Fuel energy intensity GJ/adt	18.99	17.30	17.63	22.11	25.52
Electricity usage MWhrs	1,859,371	1,838,519	1,609,245	1,538,793	1,387,660
Electricity intensity MWh/adt	2.24	2.28	2.01	1.87	1.76

Paper Recycling
Water use m3/adt	9	12	11	11	11
Fuel energy usage GJ	137,617	172,284	151,746	162,881	162,227
Fuel energy intensity GJ/adt	0.97	1.18	1.02	1.21	1.44
Electricity usage MWhrs	67,326	71,286	73,441	68,950	61,300
Electricity intensity MWh/adt	0.48	0.49	0.50	0.51	0.54

Port Alberni
Water use m3/adt	95	101	99	101	122
Fuel energy usage GJ	5,642,218	6,386,313	7,041,370	6,712,225	6,096,833
Fuel energy intensity GJ/adt	16.77	19.09	15.93	15.67	17.16
Electricity usage MWhrs	835,365	883,288	979,781	953,860	837,098
Electricity intensity MWh/adt	2.49	2.64	2.29	2.30	2.36

Powell River
Water use m3/adt	87	96	98	91	97.1
Fuel energy usage GJ	6,783,524	6,353,530	6,522,138	6,299,629	6,667,974
Fuel energy intensity GJ/adt	14.48	14.28	15.32	13.75	15.56
Electricity usage MWhrs	1,364,746	1,339,364	1,215,656	1,197,859	1,123,322
Electricity intensity MWh/adt	2.68	3.01	2.86	2.75	2.71

GJ – Gigajoules
Adt – Air-dried tonnes
MWh – Megawatt-hours
A complete glossary of terms and definitions is found on page 52

2006 Sustainability Report  51

UN Global Compact / GRI indicators index
The United Nations Global Compact is the world’s largest voluntary corporate responsibility initiative. As a Global Compact participant, Catalyst is part of a worldwide network of companies, governments, non-governmental and labour organizations that have agreed to work with the UN to support 10 principles in the areas of human rights, labour, the environment and anti-corruption.
Catalyst believes its business policies and actions are in accordance with the 10 principles, as outlined in this index.

		Corresponding core	Section in which
Global Compact principle		GRI indicators reported	principle is referenced	Page(s)
1.	Businesses should support	HR4-7	Social performance data	41-42
and respect the protection
of internationally proclaimed
human rights

2.	Businesses should make sure that	HR4-7	Social performance data	41-42
they are not complicit in human
rights abuses

3.	Businesses should uphold the	HR5; LA4-5	Social performance data	41-42
	freedom of association and the		Employees	8
effective recognition of the right
to collective bargaining

4.	Businesses should uphold the	HR7	Social performance data	41-42
elimination of all forms of forced
and compulsory labour

5.	Businesses should uphold the	HR6	Social performance data	41-42
effective abolition of child labour

6.	Businesses should uphold the	HR4; LA2, LA13	Social performance data	41-42
	elimination of discrimination		Room for women	10
in respect of employment
and occupation

7.	Businesses should support	4.11	Stronger through partnerships	24
a precautionary principle to
environmental challenges

8.	Businesses should undertake	EN1-4, EN8, EN11-12,	Environmental performance data	44
	initiatives to promote greater	EN16-17, EN19-22,	A softer footprint	23-25
	environmental responsibility	EN26, EN28	Climate Change	26-27
			Fibre	28-29
			Air	30-32
			Water	33-35
			Energy	36-37
			Solid Waste	38-39

9.	Businesses should encourage	EN2-3, EN16,	Research and Development	19
	the development and	EN19, EN26	Climate Change	26-27
	diffusion of environmentally		Fibre	28-29
	friendly technologies		Air	30-32
			Energy	36-37
			Solid Waste	38-39

10.	Businesses should work against	SO3-4	Corporate Governance	5
	all forms of corruption, including		Social performance data	41-42
extortion and bribery

A complete index of the GRI indicators Catalyst reports on in its annual, sustainability and other disclosure documents is available at www.catalystpaper.com

52  Catalyst Paper Corporation

Glossary
A Level TRS British Columbia’s ‘A’ level ambient odour objective is two parts per billion average or less over a 24-hour day. Percentage compliance with this objective is a measure of the percentage of days in the year in which the daily average was at or below two parts per billion.
Ambient PM10 Measure of ambient levels of fine particulate of less than or equal to 10 microns. B.C.’s A Level PM10 objective is 50 micrograms per cubic metre.
Adsorbable Organic Halide (AOX) A measure of the amount of chlorine bound to an organic substance; occurs in kraft bleaching process.
Asbestos Fibrous mineral form of impure magnesium silicate, previously used for fireproofing, electrical insulation, building materials and chemical filters. Inhalation can lead to cancer or scarring of the lungs.
Basis weight Weight of a standard amount of paper cut to a standard size; measured in grams per square metre or pounds.
Biomass fuel Renewable energy source derived from bark, wood shavings, sawdust and black liquor. Biomass is carbon neutral – burning it releases the same amount of carbon dioxide it would release if left to decompose.
Black liquor Byproduct of chemical pulping consisting of wood fibre residue, water and chemicals; generally burned to produce energy and steam.
Biochemical Oxygen Demand (BOD) A measure of the amount of oxygen used during biodegradation of effluents over a five-day period.
Calender Pressing paper between rollers to make it smooth and glossy. Most calenders add gloss, while some create a dull or matte finish.
Certification Voluntary process providing objective evidence that forests harvested to manufacture wood and paper products are responsibly managed; independent, third-party experts verify a company’s performance against objectives and standards.
CO2e Effective greenhouse gas emission expressed as equivalent tonnes of carbon dioxide. Some greenhouse gases have a stronger warming effect than others; the CO2e measure provides an appropriate comparison of the warming effects of every greenhouse gas.
Cooling water Water streams used only for cooling and which have little or no contamination.
Creosote Volatile, heavy, oily liquid obtained by distilling coal tar or wood tar and used chiefly as a wood preservative; considered highly toxic, its use has been banned in many countries.
Daphnia magna toxicity Test to measure the toxicity of a chemical compound in water; daphnia magna is also known as a “water flea.”
De-inked pulp Pulp produced by recycling paper; ink is removed by mechanical and chemical means to produce clean fibres.
Dioxins and furans Specific chlorine-containing compounds that have been detected in trace amounts in pulp and paper facility emissions. 2378 TCDD & 2378 TCDF denote specific dioxin and furan substances. A non-detection result is noted as ND.
Dilute Non-condensable Gases (DNCG) Low-concentration odorous gases emitted from the kraft operations.
Electrostatic precipitator Emissions control device typically used on combustion devices like boilers; removes particulate matter from stack gases.
Environmental audit Tool used to evaluate how well an organization, management and equipment are meeting regulations and goals.
Estuary Wide body of water formed where a river meets the ocean; contains both fresh and salt water.
Fossil fuel Hydrocarbon-containing natural resources such as coal, petroleum and natural gas.
Greenhouse Gases (GHG) Gases believed to trap heat from radiating out into space, causing an increase in global temperatures. Carbon dioxide is the greenhouse gas mostly produced from combustion of fossil fuels.
Groundwood paper Paper made with pulp produced primarily through mechanical pulping processes.
Hog fuel A mixture of bark and other wood waste usually produced by sawmills; burned to produce energy and steam.
Hydrochlorofluorocarbon (HCFC) Man-made compound used as a refrigerant or propellant and which has been shown to break down the earth’s protective ozone layer.
ISO 14001 An international environmental management standard that outlines necessary elements of a management system.

2006 Sustainability Report  53

Kyoto Protocol Agreement under which signatory countries will reduce their greenhouse gas emissions which came into force in February 2005.
Lime kiln Rotary furnace used by pulp operations to recycle calcium as part of the liquor recovery process.
Ministry Of Environment (MoE) BC provincial regulator responsible for regulating the pulp and paper industry.
Montreal Protocol International agreement to phase out the production and use of compounds that deplete ozone in the stratosphere.
Nitrogen Oxides (NOx) Group of gases made up of oxygen and nitrogen formed during combustion; can be an ingredient in ozone formation and is a greenhouse gas.
Opacity A measure of the clarity of the air emissions that approximates the level of particulate in the gases.
Ozone-depleting substance Chemicals that react with ozone molecules to destroy them.
Particulate matter Small particles originating from stack emissions or other sources, such as chip piles.
PCB A specific organic compound containing chlorine that was used widely in electrical equipment as a transformer fluid.
Power boiler Burns wood bark from sawmills to generate electricity and steam for mill operations.
Power boiler dioxins Low levels of chlorinated compounds absorbed into the combusted wood ash that originate from sea salt contained in the waste bark fuel. Power boiler dioxins are expressed as dioxin equivalent units (TEQ).
Precipitated calcium carbonate (PCC) A filler used in paper production to improve paper properties, including brightness, opacity and bulk.
Pulp logs Logs unsuitable for manufacturing lumber because they are too small, too knotty, too twisted or contain rot.
Recausticizing Treating chemicals recovered from the chemical pulping process with lime so they can be used again.
Recovery boiler Burns byproducts of the chemical pulping process to produce energy and steam and recycles pulping liquors for reuse.
SO2 A gas made up of oxygen and sulphur that forms an acid when exposed to water. SO2 can be an ingredient of acid rain formation.
Solid waste Any wastes generated by mills that require landfilling. These include boiler wood ash, lime wastes, waste wood and construction debris.
Supplementary fuels Fuels such as natural gas or oil that are added to the waste wood burned in power boilers to improve combustion.
Tire-derived Fuel (TDF) Supplemental fuel made by chipping old tires.
Toxicity Measure of the degree to which something is toxic – capable of causing injury or death.
Treated effluent Water discharged from pulp and paper processes that is cleaned by removing settleable solids and dissolved substances.
Trout toxicity Test that exposes juvenile rainbow trout to liquid substances for 96 hours. If less than 50 per cent of the fish die, the substance is considered non-toxic.
Total Reduced Sulphur Gases (TRS) Gases with the characteristic smell of rotten eggs and cabbage that are emitted from kraft pulp mill operations and effluent treatment systems.
Total Suspended Solids (TSS) Filterable solids remaining in the treated mill water before discharge into the receiving environment.
UNOX Effluent treatment system that uses pure oxygen and fertilizers with hundreds of tonnes of microbiological organisms to remove BOD and toxicity.
Wood waste Tree bark, poor quality wood chips, sawdust and other clean wood-based waste products that cannot be converted into solid wood products or pulp and paper products; used as fuel to generate steam and electricity.

54  Catalyst Paper Corporation

Contact us
Visit us online at www.catalystpaper.com
Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver BC V6C 3R8
604-654-4000
Lyn Brown
Vice-President, Corporate Affairs
and Social Responsibility
W. Ron Buchhorn
Senior Vice-President, Operations
Graham Kissack
Director, Sustainability
Environment contacts
Crofton
Mark Holford, Acting Manager, Environment
Box 70
Crofton BC V0R 1R0
Tel: 250-246-6985
Fax: 250-246-6282
mark.holford@catalystpaper.com
Elk Falls
Brian Houle, Environmental Officer
Box 2000
Campbell River BC V9W 5C9
Tel: 250-287-5390
Fax: 250-287-5881
brian.houle@catalystpaper.com
Paper Recycling
Janet Tecklenborg, Technical Specialist
1050 United Boulevard
Coquitlam BC V3C 1B9
Tel: 604-525-5734 ext.270
Fax: 604-525-7984
janet.tecklenborg@catalystpaper.com
Port Alberni
Larry Cross, Technical Specialist
4000 Stamp Avenue
Port Alberni BC V9Y 5J7
Tel: 250-724-7889
Fax: 250-724-7518
larry.cross@catalystpaper.com
Powell River
Sarah Barkowski, Manager, Environment
and Quality Systems
6270 Yew Street
Powell River BC V8A 4K1
Tel: 604-483-2850
Fax: 604-483-2940
sarah.barkowski@catalystpaper.com

Thanks to the following employees who appear in this report:
cover: (top) Shane Watson, Crofton Division (bottom l-r) Ken Hall, Elk Falls Division; Mark Holford, Crofton Division; Ruth Perfitt, Powell River Division
inside front cover: (l-r) Stu Budgell, Powell River Division; Janet Tecklenborg, Paper Recycling Division; Luz Salas, Paper Recycling Division
page 6: (top l-r) Jim D’Aloisio and Sarah Barkowski, Powell River Division (bottom l-r) Richard Prokopchuk, Paper Recycling Division; Janet Tecklenborg, Paper Recycling Division; Earl Belcourt, Crofton Division
page 16: (top l-r) Steve Heidelbach and Dalton Hagell, Elk Falls Division (bottom l-r); Ryan Mukuda, Paper Recycling Division; Sarah Barkowski, Powell River Division; Loris Gaiga, Port Alberni Division
page 22: (top) Brian Houle, Elk Falls Division (bottom l-r) Norm Bourcier, Crofton Division; Bob Dahlman, Port Alberni Division
Production notes Cover printed on 205 gsm Chromiumliner containing 100% certified wood fibre and produced at Catalyst’s Elk Falls mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard. Chromiumliner is a bleached linerboard used by customers who require pure whiteness for graphics on commercial packaging.
Inside pages printed on 66.5 gsm Electrastar 80, containing 100% certified wood fibre and produced at Catalyst’s Powell River mill in accordance with PricewaterhouseCoopers’ independent chain of custody certification standard.
Printed by Blanchette Press, Richmond, British Columbia using inks that comply with CONEG regulations for heavy metal content and that are formulated to contain vegetable-derived raw materials including soya, canola and linseed oils and resins based on rosin derived from the gum of pine and fir trees.

Paper Facts

per report (110 g)

Inputs	
Raw Fibre (g)	99
% certified sources	100
Fillers (g)	11
Water (L)	9.2
Work (person secs)	1.0
Energy (Cal)	643
% renewable	89
Emissions	
Greenhouse gas (g)	9.5
Air Particulate (mg)	18.5
Effluent BOD (mg)	76.7
Solid waste (cm³)	3.9

Catalyst